SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ~~10-K/A~~ ARS

For Annual and Transition Reports Pursuant to Sections 13 or 15(d) of the Securities and Exchange Act of 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[redacted]

For the fiscal year ended December 31, 2003

Commission File No. 0-25184

ENOVA SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

California	95-3056150
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

19850 South Magellan Drive, Torrance, California 90502
(Address of principal executive offices, including zip code)

(310) 527-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2003 (the last business day of the registrant's more recently completed second quarter) was $7,958,000. For purposes of this calculation only, (i) shares of Series A and Series B Preferred Stock have been included in the calculation, (ii) shares of Common Stock and Series A Preferred Stock are deemed to have a market value of $0.06 per share, and the Series B Preferred Stock is deemed to have a market value of $0.12 per share, based on the average of the bid and ask prices of the Common Stock on June 30, 2003, and (iii) each of the executive officers, directors and persons holding 5% or more of the outstanding Common Stock (including Series A and B Preferred Stock on an as-converted basis) is deemed to be an affiliate.

The number of shares of Common Stock outstanding as of March 22, 2004 was 378,341,000.

10.11 Agreement (redacted) between the Registrant and a customer dated June 14, 2001, to develop and produce power management systems. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for Six Months ended June 30, 2001 and incorporated herein by reference).

10.12 Agreement (redacted) between the Registrant and Eco Power Technology, dated June 12, 2001, to produce and sell power drive systems (filed as Exhibit 10.19 to Amendment No. 6 to the Registrant's Registration Statement on Form S-1, No. 333-85308, and incorporated herein by reference).

10.13 Agreement (redacted) between the Registrant and Tomoe Electro-Mechanical Engineering and Manufacturing, Inc., dated November 19, 2001, to produce and sell power drive systems (filed as Exhibit 10.20 to Amendment No. 6 to the Registrants Registration Statement on Form S-1, No. 333-85308, and incorporated herein by reference).

10.14 Agreement (redacted) between the Registrant and Moriah Corporation, dated January 22, 2002, to produce and sell power drive systems (filed as Exhibit 10.21 to Amendment No. 6 to the Registrant's Registration Statement on Form S-1, No. 333-85308, and incorporated herein by reference).

10.15 Form of Stock Purchase Agreement dated June 7, 2002 between Registrant and each of the selling shareholders listed in a Prospectus dated July 26, 2002 (filed as Exhibit 10.22 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1, No. 333-96829, and incorporated herein by reference).

10.16 Form of Registration Rights Agreement dated June 7, 2002 between Registrant and each of the selling shareholders listed in a Prospectus dated July 26, 2002 (filed as Exhibit 10.23 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1, No. 333-96829, and incorporated herein by reference).

10.17 Joint Venture Agreement (redacted**) to form advanced research and development corporation, dated as of March 18, 2003, by and between the Registrant and Hyundai Heavy Industries Co. Ltd. (filed as Exhibit 10.24 to the Registrant's Quarterly Report on Form 10-Q for Three Months ended March 31, 2003 and incorporated herein by reference).

10.18 Securities Purchase Agreement dated as of March 18, 2003, by and between the Registrant and Hyundai Heavy Industries Co. Ltd. (filed as Exhibit 10.25 to the Registrant's Quarterly Report on Form 10-Q for Three Months ended March 31, 2003 and incorporated herein by reference).

23.1* Consent of Singer, Lewak, Greenbaum & Goldstein, LLP Independent Auditors

23.2* Consent of Moss Adams, LLP, Independent Auditors

24 Power of Attorney (filed as Exhibit 24 to the Registrant's Annual Report on Form 10-K for Year ended December 31, 2003 and incorporated herein by reference).

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002 (filed as Exhibit 31.1 to the Registrant's Annual Report on Form 10-K for Year ended December 31, 2003 and incorporated herein by reference).

31.2 Certification of Acting Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed as Exhibit 31.2 to the Registrant's Annual Report on Form 10-K for Year ended December 31, 2003 and incorporated herein by reference).

31.3* Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002.

31.4* Certification of Acting Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002.

32 Certification Pursuant to 18 U.S.C. Section 1350 (filed as Exhibit 32 to the Registrant's Annual Report on Form 10-K for Year ended December 31, 2003 and incorporated herein by reference).

32.1* Certification Pursuant to 18 U.S.C. Section 1350.

---

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ENOVA SYSTEMS, INC.

By: /s/ Carl D. Perry
Carl D. Perry, Chief Executive Officer

Dated: June 24, 2004

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-95701 of Enova Systems, Inc. on Form S-8/S-3 and Registration Statement Nos. 333-85308 and 333-96829 on Forms S-1/A of our report, dated March 25, 2004, appearing in this Annual Report on Form 10-K/A of Enova Systems, Inc. for the year ended December 31, 2003.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
June 21, 2004

Exhibit 23.2

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in Enova Systems, Inc.'s, Registration Statements on Form S-8 (No. 333-95701) and Form S-1 (333-85308 and 333-96829) of our report on the audit of the financial statements of Enova Systems, Inc., as of December 31, 2002, and for each of the two years ended December 31, 2002. Our report, which is dated February 24, 2003, appears in the Annual Report on Form 10-K of Enova Systems, Inc., for the year ended December 31, 2003.

/s/ MOSS ADAMS LLP

Santa Rosa, California
May 12, 2004

Exhibit 31.3

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Carl D. Perry, certify that:

1. I have reviewed this annual report on Form 10-K/A of Enova Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: June 24, 2004

/s/ Carl D. Perry
Carl D. Perry,
Chief Executive Officer

Exhibit 31.4

CERTIFICATION OF ACTING CHIEF FINANCIAL OFFICER

I, Larry B. Lombard, certify that:

1. I have reviewed this annual report on Form 10-K/A of Enova Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: June 24, 2004

/s/ Larry B. Lombard
Larry B. Lombard,
Acting Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amendment to Annual Report of Enova Systems, Inc. (the "Company") on Form 10-K/A for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Carl D. Perry, Chief Executive Officer, and Larry B. Lombard, Acting Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Carl D. Perry
Carl D. Perry
Chief Executive Officer
June 24, 2004

/s/ Larry B. Lombard
Larry B. Lombard
Acting Chief Financial Officer
June 24, 2004

This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Enova Systems, Inc.

Notice of 2004 Annual Meeting and Proxy Statement and Form 10-K

To our shareholders:

We, the management, board of directors and employees of Enova Systems wish to thank you, our shareholders, for your continuing support of our Company over the years. It is our pleasure to update you on the Company's progress and plans since our last annual shareholders' meeting.

There is a growing sense of excitement throughout the Company. This is based on our achievements in technology and markets, which we will outline here, and on some pending achievements that we plan to make public as soon as confidentiality considerations allow.

In recent quarters, Enova has pioneered new products and entered into new development projects with new and existing corporate partners. We have also seen a significant rise in market acceptance of hybrid electric technology gain significantly in adoption and news prominence as a practical, cost-effective alternative to conventional ways of creating and harnessing power. Increasingly, hybrid electric technology is being correctly viewed as "here and now," rather than as a dream of the future. In addition to being a cost-effective and more efficient use of energy, hybrid electric technology is more environmentally friendly with low emissions and noise characteristics.

Our customers and partners are turning to hybrid technology for its practical return on investment, and are turning to Enova Systems for our expertise in components, power management, specialized software and systems integration. In order to meet this growing demand for hybrids, Enova is completing its development of a new diesel generator power source (Genset). This multi-platform compatible system will enable Enova to provide a complete hybrid drive system solution to medium and heavy-duty vehicle customers with application for up to the largest size hybrid buses and trucks in both new vehicle as well as retrofit markets. Our Genset will be adaptable to a variety of diesel engines and has already generated excitement among customers in Europe and Asia such as Wrightbus, Eneco and Tomoe.

2004 continues to develop as a great year for expansion of Enova's product line and customer base. During the first six months of 2004, we developed three new China-based customers in the China heavy-duty hybrid bus markets – Tsinghua University, Shenzhen Minghua Environmental Protection Vehicle Co., Ltd. and Top-Electrical, a partner of the Huanya Power Source Co. of China. Additionally, Enova is in final negotiations with a major Chinese vehicle manufacturer for hybrid drive systems. Each of these customers is seeking to capture a share of China's growing demand for hybrid vehicle technologies and systems for integration into buses to be showcased at the 2008 Olympics in Beijing and for the World Expo in Shanghai in 2010. As China's economy expands with its energy demand soaring, China is increasingly more aware of hybrid-electric automotive solutions to reduce its rapidly growing importation of oil.

Perhaps our most significant new development program is in conjunction with Mack Truck's Powertrain division - a unit of The Volvo Group, Sweden. It involves development and manufacture of a new parallel hybrid drive system using Mack Trucks' MD11 diesel engine for U.S. Air Force refueler vehicles. This program may result in additional dual-use applications of the drive system, including commercial vehicles. This development program will be completed in late 2004. There is the potential for additional production orders for both military and commercial application of this parallel hybrid technology.

In 2003, development and production of systems for both mobile and stationary fuel-cell powered systems continued, with Enova partnering with and/or working for major companies such as Ford, ChevronTexaco and UTC Fuel Cells, a division of United Technologies. Beginning in 2003 and continuing into 2004, we commenced research and development programs with Mack/Volvo, EDO Corporation, the U.S. Air Force and the U.S. Navy, and new programs with Hyundai Motor Company (HMC), the U.S. government and other private sector companies for hybrid and fuel-cell systems.

Ongoing production programs include:

Tomoe Electro-Mechanical Engineering and Manufacturing, Inc. of Japan – integrated Enova's Panther™ 240kW, 120kW and 90kW drive systems into industrial vehicles, including a heavy-duty Isuzu dump truck, passenger trams and a mine tunnel crawler. The Enova-integrated Tomoe passenger trams are currently in service in Okinawa.

Wright Environment -- This division of Wrightbus is one of the largest low-floor bus manufacturers in the United Kingdom and has buses in field service powered by our hybrid electric 120kW drive systems, utilizing a 30kW Capstone micro-turbine. Wright is working with Enova to customize our Genset to meet their customers' requirements. This "line extension" into diesel will potentially open large markets for us, given how many heavy-duty vehicles run on diesel and how long they last.

EcoPower Technology (Italy) – EcoPower is one of the largest users of Enova's drive systems in the European shuttle bus market. EcoPower is supplying five major Italian cities with Enova's integrated hybrid-electric and electric drive systems for revenue service operations.

In November 2003, Enova and Hyundai Heavy Industries (HHI) opened the Hyundai-Enova Innovative Technology Center (HEITC), located at Enova's Torrance headquarters. This research center is expected to accelerate He's efforts to foster the creation of promising new business lines, while building a global technology network. HHI, a multi-billion dollar, international conglomerate, chose Enova as its technology partner for development of advanced hybrid-electric and fuel cell electric systems for global markets for 2005 and beyond. HHI is also the outsource manufacturer for our 240kW, 120kW and 90kW controllers, its 240kW motor and many other Enova digital power management components. Enova's strategy is to minimize capital outlays and maximize efficiencies by utilizing proven manufacturing partners, such as HHI, which are ISO900X certified to ensure quality and reliability.

In 2004, Enova delivered its fuel cell High-voltage Power Converter (HPC) for integration into Ford's Focus fuel cell vehicle for its demonstration fleet. The HPC is unique Enova technology, which can be integrated into a spectrum of fuel cell applications.

In stationary power, during 2003, UTC Fuel Cells, part of United Technologies Corporation, became a customer for our Fuel Cell Care units. We continue to work with various fuel cell providers as partners in our alliance development programs for fuel cell applications.

In 2004, we completed the design and fabrication of our process controller for ChevronTexaco Technology Ventures (CTTV) for their fuel reformer for a stationary fuel cell application. The process controller is now in final integration and test phases at CTTV.

Other notable R&D highlights include:

The all-electric Hyundai Santa Fe SUV – This demonstration project in Honolulu, Hawaii has been extended through 2005. Fast-charging capabilities and performance are the primary goals of this continued evaluation.

Hyundai's latest fuel cell hybrid electric vehicle, the Tucson – This SUV was unveiled at the Geneva Auto Show in March 2004. Enova is developing a next generation hybrid-electric drive train, motor and control unit, working in conjunction with UTC Fuel Cells.

Development contract with EDO Corporation of New York - Design and fabrication of a high voltage DC-DC power conversion system, utilizing a Capstone micro-turbine, for the U.S. Navy unmanned minesweeper project.

Hydrogen fuel cell hybrid vehicle -- Teaming with Hydrogenics of Canada for the U.S. Air Force and the State of Hawaii, we are integrating a 120kW hybrid drive system into a second 30-foot bus for the Hickam Air Force base, with the latest bus driven by fuel cell propulsion. For this project, Enova engineers developed several new power management systems, underscoring our ability to optimize fuel cell performance across a range of fuel cell products. As a result of this program meeting schedule, cost and performance benchmarks, we have been experiencing a notable increase in interest from both government and military organizations for our products and integration services.

We completed development on several new power management and drive systems, such as a high-voltage version of our 120kW drive system. Our 120kW and 240kW drive systems were developed completely in-house and have proven themselves in global markets, giving Enova a potential edge on other competitors in this sector. Other product innovations included Dual 8kW inverters, 380V DC/DC converters, Mobile Fuel Cell Generators, a multi-functional processor, and upgrades to our Battery Care Management system, Fuel Cell Management system and High-Voltage Power Converter.

Since closing the books on fiscal 2003, we raised an additional $2 million in equity capital to fund Enova's growth and new product development.

We were also pleased to announce on June 3, 2004 the addition of Bjorn Ahlstrom to our Board of Directors. Mr. Ahlstrom, as a major player in the automotive and transportation industry for over 30 years and former Chairman of Volvo Group North America, Inc., brings invaluable Tier One experience and insights to our company. As President and Chief Executive Officer of Volvo North America Corporation from 1971 until 1994, Mr. Ahlstrom oversaw Volvo North America's growth from a US$50 million car importer in the early 1970s to a US$6 billion company with manufacturing and marketing operations for cars, trucks, marine engines, and financial services. We welcome him aboard and look forward to working with him.

Looking ahead, we have launched initiatives to raise awareness of Enova Systems among investors and the general media. We will be making our accomplishments more prominent by working closely with CCG, the leading independent investor relations firm in the Western United States, as a component of enhancing shareholder value. Please watch for more news in coming months, as we move ahead aggressively to capture new markets and revenues. Also, visit our website at www.enovasystems.com for continuing updates on company news, events and products.

Respectfully yours.

Carl D. Perry
President and CEO

Proxy Statement

ENOVA SYSTEMS, INC.
Notice of Annual Meeting of Shareholders
To Be Held August 17, 2004

To the Shareholders of ENOVA SYSTEMS, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of Enova Systems, Inc., a California corporation (the "Company"), will be held at GATEWAY HOLIDAY INN, adjacent to ENOVA SYSTEMS, Inc.'s principal executive office, located at 19800 S. Vermont Ave., Torrance, California 90502, on August 17, 2004, at 9:00 a.m., local time, for the following purposes:

1. AMENDMENT TO THE ENOVA SYSTEMS, INC. RESTATED AND AMENDED ARTICLES OF INCORPORATION ("ARTICLES OF INCORPORATION") TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF THE COMPANY'S COMMON STOCK. To approve an amendment to the Articles of Incorporation increasing the authorized number of shares of Common Stock from 500,000,000 shares to 750,000,000 shares;

2. AUTHORIZATION FOR THE BOARD OF DIRECTORS TO EFFECT A REVERSE STOCK SPLIT of the Company's Common Stock at a specific ratio to be determined by the Board of Directors within a range from one-for-ten to one-for-fifty;

3. AMENDMENT TO THE ENOVA SYSTEMS, INC. 1996 STOCK OPTION PLAN. To approve an increase in the authorized number of shares under the Enova Systems, Inc. 1996 Stock Option Plan from 45,000,000 shares to 65,000,000 shares;

4. ELECTION OF DIRECTORS. To elect Directors of the Company as more fully described in the attached Proxy Statement to serve until the next Annual Meeting of Shareholders or until their respective successors are elected and qualified;

5. RATIFICATION OF INDEPENDENT AUDITORS. To ratify the appointment of Singer Lewak Greenbaum & Goldstein LLP as the independent auditors for the Company for the fiscal year ending December 31, 2004; and

6. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement which is attached and made a part hereof.

The Board of Directors has fixed the close of business on June 22, 2004 the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

After careful consideration, the Company's Board of Directors has approved the proposals and recommends that you vote in favor of each such proposal.

By Order of the Board of Directors

Carl D. Perry
Chief Executive Officer

Torrance, California
July 20, 2004

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY. IF YOU DO NOT EXPECT TO ATTEND IN PERSON, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE ANNUAL MEETING AND VOTE BY BALLOT, YOUR PROXY WILL BE AUTOMATICALLY REVOKED AND ONLY YOUR VOTE AT THE ANNUAL MEETING WILL BE COUNTED.

Mailed to Shareholders on or about July 20, 2004

ENOVA SYSTEMS, INC.
19850 South Magellan Drive
Torrance, California 90502

PROXY STATEMENT

For the Annual Meeting of Shareholders
To Be Held on August 17, 2004

The enclosed proxy ("Proxy") is solicited on behalf of the Board of Directors (the "Board") of Enova Systems, Inc., a California corporation (the "Company"), for use at the 2004 Annual Meeting of Shareholders to be held on August 17, 2004 at 9:00 a.m., local time, at GATEWAY HOLIDAY INN, adjacent to ENOVA SYSTEMS, Inc.'s principal executive office, located at 19800 S. Vermont Ave., Torrance, California 90502, and at any adjournment thereof.

This Proxy Statement and the accompanying form of Proxy are to be mailed to the shareholders entitled to vote at the Annual Meeting on or about July 20, 2004. The specific proposals to be considered and acted upon at the Annual Meeting are summarized in the accompanying Notice and are described in more detail in the Proxy Statement. All shareholders of record at the close of business on June 22, 2004 are entitled to notice of, and to vote at, the Annual Meeting.

Proxies

If any shareholder does not expect to attend the Annual Meeting in person, such shareholder may vote by proxy. The shares represented by the proxies received, properly marked, dated, executed and not revoked will be voted at the Annual Meeting. Shareholders are urged to specify their choices on the enclosed proxy card. If a proxy card is signed and returned without choices specified, in the absence of contrary instructions, the shares of Common Stock, Series A Convertible Preferred Stock ("Series A Preferred Stock") and Series B Convertible Preferred Stock ("Series B Preferred Stock"), as the case may be, represented by such proxy card will be voted "FOR" Proposals 1, 2, 3, 4 and 5. The Company does not know of any other business that will be presented for action at the Annual Meeting but, if any matter is properly presented, the proxy holders will vote on such matters in the proxy holders' discretion

Revocability of Proxy

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised by: (i) delivering to the Company at its executive offices, 19850 South Magellan Drive Torrance, California 90502 (to the attention of Carl D. Perry, the Company's President), a written notice of revocation or a duly executed proxy bearing a later date; or (ii) attending the Annual Meeting and voting in person.

Solicitation

The solicitation of proxies will be conducted by mail and the Company will bear all attendant costs. These costs will include the expense of preparing and mailing proxy materials for the Annual Meeting and reimbursements paid to brokerage firms and others for their expenses incurred in forwarding solicitation material regarding the Annual Meeting to beneficial owners of the Company's Common Stock. The Company may conduct further solicitation personally, telephonically, by facsimile or by other electronic or written means through its officers, directors and regular employees, none of whom will receive additional compensation for assisting with the solicitation.

Record Date and Voting

The close of business on June 22, 2004 has been fixed as the record date (the "Record Date") for determining the holders of shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock of the Company entitled to notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, the Company had 401,895,856 shares of Common Stock, 2,747,512 shares of Series A Preferred Stock, and 1,217,196 shares of Series B Preferred Stock, outstanding and entitled to vote at the Annual Meeting.

The presence at the Annual Meeting of a majority of the shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock of the Company in the aggregate on an as converted basis, or approximately 203,945,958 of these shares on an as converted basis either in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

Each outstanding share of Common Stock and Series A Preferred Stock on the Record Date is entitled to one (1) vote, and each outstanding share of Series B Preferred Stock on the Record Date is entitled to two (2) votes on all matters voted on at the Annual Meeting, except that (i) the holders of the Series B Preferred Stock are voting as a separate class to fill two vacancies allotted to the Series B Preferred Stock by voting for two (2) directors and (ii) the holders of the Common Stock and the holders of the Series A Preferred Stock are voting together as a single class for the election of six (6) directors (as more fully described below). Cumulative voting may be used in the election of directors to be elected by the Common Stock and the Series A Preferred Stock, voting together as a class, and in the election of directors elected by the Series B Preferred Stock. Under cumulative voting, each holder of Common Stock and each holder of Series A Preferred Stock may cast for a single candidate, or distribute among the candidates as such holder chooses, a number of votes equal to the number of candidates (six (6) at this meeting) multiplied by the number of shares held by such shareholder. Likewise, each holder of Series B Preferred Stock may cast for a single candidate or distribute between the two (2) candidates as such holder chooses, a number of votes equal to the number of candidates (two (2) at this meeting) multiplied by the number of shares held by such shareholder. Cumulative voting will apply only to those candidates whose names have been placed in nomination prior to voting. No shareholder shall be entitled to cumulate votes unless the shareholder has given notice at the meeting, prior to the voting, of the shareholder's intention to cumulate the shareholder's votes. If any one shareholder gives such notice, all shareholders may cumulate their votes for candidates in nomination, except to the extent that if a shareholder withholds votes from the nominees. The proxy holders named in the accompanying form of proxy, in their sole discretion, will vote such proxy for, and, if necessary, exercise cumulative voting rights to secure the election of the nominees listed below as directors of the Company.

The Common Stock, Series A Preferred Stock, and Series B Preferred Stock will vote together as a single class on all matters scheduled to be voted on at the Annual Meeting, other than Proposal 4, the election of directors, for which the Series B Preferred Stock, voting as a separate class, shall vote to elect two (2) of the directors, and the outstanding Common Stock and Series A Preferred Stock, voting together as a single class, shall vote to elect the remaining directors. Additionally, approval of each of Proposal 1, the authorization to increase the authorized number of shares of Common Stock and Proposal 2, the authorization for the Board to effect a reverse stock split at a specific ratio to be determined by the Board of Directors within a range from one-for-ten to one-for-fifty, requires a separate class vote of the outstanding Common Stock.

An affirmative vote of a majority of the issued and outstanding shares of Common Stock (not just shares present and voting at the meeting) voting as a separate class, and an affirmative vote of a majority of the issued and outstanding shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock in the aggregate voting together as a class (not just shares present and voting at the meeting) is required for approval of Proposals 1, 2 and 3. An affirmative vote of a majority of the shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock, present and voting at the meeting, either in person or by proxy, is required for approval of Proposal 5 (ratification of independent auditors). With respect to the election of directors (Proposal 4), the nominees receiving the highest number of affirmative votes of the shares entitled to be voted for them will be declared elected.

An automated system administered by the Company's Common Stock transfer agent will tabulate votes of the holders of Common Stock, Series A and Series B Preferred Stock cast by proxy. An employee of the Company will tabulate votes cast in person at the Annual Meeting. Abstentions and broker non-votes are each included in the determination of the number of shares present and voting, and each is tabulated separately. However, broker non-votes are not counted for purposes of determining the number of votes cast with respect to a particular proposal. In determining whether a proposal (other than the election of directors) has been approved, abstentions are counted as votes against the proposal and broker non-votes are not counted as votes for or against the proposal, except broker non-votes will have the effect of a negative vote for Proposal 1, 2 and 3 since such proposals require the approval of an affirmative vote of a majority of the outstanding shares of the Company's Common Stock (not just shares present and voting at the meeting) voting as a separate class, and an affirmative vote of a majority of the Common Stock, Series A Preferred Stock, and Series B Preferred Stock (not just shares present and voting at the meeting) voting together as a class. As for the election of directors (Proposal 4), votes against, votes withheld, abstentions and broker non-votes will have no legal effect.

The Annual Report of the Company for the year ended December 31, 2003 has been mailed concurrently with the mailing of the Notice of Annual Meeting and Proxy Statement to all shareholders entitled to notice of and to vote at the Annual Meeting. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy-soliciting material.

Please mark, date, sign and return the enclosed Proxy in the accompanying postage-prepaid, return envelope as soon as possible so that, if you do not attend the Annual Meeting, your shares may be voted.

PROPOSAL NO. 2
AUTHORIZATION FOR THE BOARD TO EFFECT A REVERSE STOCK SPLIT IN A RANGE FROM ONE-FOR-TEN TO ONE-FOR-FIFTY

General

The Company's shareholders are being asked in Proposal 2 to act upon a proposal to authorize the Board of Directors, in its discretion, to effect a reverse stock split of the Company's Common Stock at a specific ratio, ranging from one-for-ten to one-for-fifty, to be determined by the Board of Directors within a twelve month period from the date of the Annual Meeting.

An amendment of the Company's Articles of Incorporation will be required to effect a reverse stock split. The complete text of the form of an amendment to the Articles of Incorporation for the reverse stock split is set forth in *Exhibit B* to this Proxy Statement; provided, however, that such text is subject to amendment to include such changes as may be required by the California Secretary of State. If Proposal 2 is approved by the requisite vote of the Company's shareholders, then the Board of Directors will have the authority, for the twelve month period following the date of the Annual Meeting, to determine the specific ratio of a reverse stock split within the range described herein and to effect one reverse stock split of the Company's Common Stock in such specific ratio. To effectuate the reverse stock split, the Company would fill in the specific ratio of the stock split in the attached amendment to the Articles of Incorporation and file the amendment with the California Secretary of State. Effective as of the date and time and filing of such amendment, such reverse stock split will be effective. Each share of the Common Stock issued and outstanding immediately prior to effective time of the reverse stock split (the "Old Common Stock"), will be, automatically and without any action on the part of the shareholders, converted into and reconstituted into a fraction of a share of the Company's Common Stock (the "New Common Stock") represented by the specific ratio approved by the Board of Directors. However, no fractional shares of Common Stock would be issued as a result of the reverse stock split. In lieu of any such fractional share interest, each holder of Old Common Stock who would otherwise be entitled to receive a fractional share of New Common Stock would receive cash in lieu of such fractional share of New Common Stock in an amount equal to the product obtained by multiplying (a) the average of the high-bid and low-asked per share prices of the Common Stock as reported on the NASDAQ electronic "Bulletin Board" on the effective date of the reverse stock split (appropriately adjusted as the Board of Directors may determine) by (b) the number of shares of Old Common Stock held by such holder that would otherwise have been exchanged for such fractional share interest. For example, if the shareholders approve Proposal 2 and the Board of Directors authorizes a reverse stock split in the ratio of one-for-sixteen, then, upon the date and the time of the filing of the amendment to the Articles of Incorporation to effect such stock split, each share of the Old Common Stock will be converted into and reconstituted as $1/16^{th}$ of a share of the Company's New Common Stock. No fractional shares would be issued in connection therewith. As a result, any shareholder who held less than sixteen shares of the Old Common Stock would no longer have any stock interest in the Company after the one-for-sixteen reverse stock split but instead would receive cash for such shareholder's fractional interest, the amount of which would be determined in the manner described above.

Shortly after the effective date of a reverse stock split, shareholders will be asked to surrender certificates representing shares of Old Common Stock in accordance with the procedures set forth in a letter of transmittal to be sent by the Company. Upon such surrender, a certificate representing the number of shares of New Common Stock each such shareholder is deemed to own (after giving effect to the specific reverse stock split) will be issued and forwarded to the shareholders (and cash in lieu of any fractional share interest). However, pending surrender, each certificate representing shares of Old Common Stock will continue to be valid but will represent the number of shares of New Common Stock (and cash in lieu of fractional shares of Old Common Stock, as described above) that such shareholder is deemed to own after giving effect to the reverse stock split. **SHAREHOLDERS SHOULD NOT SEND THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL LETTER.**

Purposes of the Proposed Reverse Stock Split

As of the record date, the Company had outstanding 401,895,856 shares of Common Stock and the stock price in the over-the-counter market on that date (based on the average of the high-bid and low-asked per share price of the Common Stock as reported on the NASDAQ electronic "Bulletin Board" on that date) was $0.15 per share, resulting in a market capitalization of approximately $60,000,000. The Board of Directors has determined that the Company has a relatively high number of shares outstanding given the Company's market capitalization, operating results and shareholders' equity. If the Board were to effect a reverse stock split, the Company will decrease the number of shares outstanding, which should result in a proportionate increase in the price of the Company's Common Stock.

The Board believes that a reverse stock split may enhance the acceptability of the Common Stock by the financial community and the investing public. The reduction in the number of issued and outstanding shares of Common Stock caused by a reverse stock split is anticipated initially to increase proportionally the per share market price of the Common Stock. The Board also believes that a reverse stock split may result in a broader market for the Common Stock than that which currently exists. The expected increased price level may encourage interest and trading in the Common Stock and possibly promote greater liquidity for the Company's shareholders, although such liquidity could be adversely affected by the reduced number of shares of Common Stock outstanding after the effective date of a reverse stock split. Additionally, a variety of brokerage house policies and practices tend to discourage individual brokers within those firms from dealing with lower priced stocks due to the trading volatility often associated with lower priced stock. Some of those policies and practices pertain to the payment of broker's commissions and to time consuming procedures that function to make the handling of lower priced stocks economically unattractive to brokers. In addition, the structure of trading commissions tends to have an adverse impact upon holders of lower priced stock because the brokerage commission on a sale of lower priced stock generally represents a higher percentage of the sales price than the commission on a relatively higher priced issue. The Board of Directors believes that a reverse stock split may result in a price level for the Common Stock that will reduce, to some extent, the effect of the above-referenced policies and practices of brokerage firms and diminish the adverse impact of trading commissions on the market for the Common Stock. Any reduction in brokerage commissions resulting from the proposed reverse stock split may be offset, however, in whole or in part, by increased brokerage commissions required to be paid by shareholders selling "odd lots" created by such reverse stock splits.

There can be no assurance that any or all of the effects described in this Proxy Statement will occur, including, without limitation, that the market price per share of New Common Stock after a reverse stock split will be equal to the applicable multiple of the market price per share of Old Common Stock before a reverse stock split, or that such price will either exceed or remain in excess of the current market price. Further, there is no assurance that the market for the Common Stock will be improved. Shareholders should note that the Board cannot predict what effect any specific reverse stock split will have on the market price of the Common Stock.

At the last annual meeting, held on December 5, 2002, the shareholders of the Company approved four separate reverse stock splits (one in a ratio of 1-for-20, one in a ratio of 1-for-15, one in the ratio of 1-for-10 and one in a ratio of 1-for-5). However, the Company did not implement any of these reverse stock splits. The Board of Directors believes that shareholder approval of a range of exchange ratios (rather than a fixed exchange ratio) provides the Company with the flexibility to achieve the desired results of the reverse stock split at a ratio that, at the time of a reverse stock split, would be in the best interests of the Company and its shareholders. If the shareholders approve Proposal 2, the Board of Directors would effect a reverse stock split only upon the Board's determination that a reverse stock split would be in the best interests of the Company and its shareholders at that time. If the Board were to effect a reverse stock split, the Board would set the timing for such reverse stock split and select the specific ratio within the range set forth herein. No further action on the part of shareholders will be required to either implement or abandon a reverse stock split. If shareholders approve Proposal 2, and the Board of Directors determines to implement a reverse stock split, the Company would communicate to the public, prior to the effective date of such reverse stock split, additional details regarding the reverse stock split, including the specific ratio the Board has selected. If the Board of Directors does not implement the reverse stock split within twelve months from the Annual Meeting, the authority granted in this proposal to implement the reverse stock split will terminate. The Board of Directors reserves its right to elect not to proceed, or may abandon, the reverse stock split if it determines, in its sole discretion, that this proposal is not in the best interests of the Company and its shareholders.

Principal Effects of a Reverse Stock Split

Contingent upon shareholder and Board approval, the reverse stock split will be effected by filing with the California Secretary of State an amendment to the Company's Articles of Incorporation in substantially the form of *Exhibit B* attached hereto (subject to change as may be required by the California Secretary of State), setting forth therein the specific ratio approved by the Board. The amendment and the reverse stock split will be effective immediately upon such filing.

Without any further action on the part of the Company or the shareholders, after the filing of an amendment to the Company's Articles of Incorporation effecting the approved reverse stock split, the shares of Old Common Stock will be converted into and reconstituted into the appropriate number of shares of New Common Stock resulting from the approved reverse stock split (and, where applicable, cash in lieu of any fractional shares, as described elsewhere in this Proxy Statement). Each shareholder will own fewer shares of our Common Stock following a reverse stock split. However, a reverse stock split will affect all of the holders of our Common Stock uniformly and will not affect any shareholder's percentage ownership of the Company except to the extent that the reverse stock split results in fractional shares. As a result of paying cash in lieu of fractional shares resulting from a reverse stock split, a number of shareholders (those holding fewer shares than the ratio of the approved reverse stock split) will be eliminated as shareholders of the Company. Because such transaction would be automatic and effective as to all shares outstanding prior to the reverse stock split, shareholders who otherwise may wish to retain their existing equity interest in the Company would be adversely affected. The Company expects that, based on the number of holders of our Common Stock as of the record date for the Annual Meeting and assuming a one-for-ten reverse stock split, approximately 750 shares of currently outstanding shares of Common Stock would result in fractional share interests for which cash would be paid and approximately 10 holders of our Common Stock would be eliminated as a shareholder of the Company. The Company expects that, based on the number of holders of our Common Stock as of the record date for the Annual Meeting and assuming a one-for-fifty reverse stock split, approximately 13,500 shares of currently outstanding shares of Common Stock would result in fractional share interests for which cash would be paid and approximately 45 holders of our Common Stock would be eliminated as a shareholder of the Company. Shares of Common Stock no longer outstanding as a result of the fractional share settlement procedure will be returned to authorized but unissued shares of the Company.

There will be no material differences between the rights of the holders of the shares of Common Stock outstanding prior to the reverse stock split and those outstanding after the reverse stock split is effected (other than those arising from the fractional share settlement) as all shareholders are affected uniformly in a revisers stock split. The reverse stock split will, however, result in certain adjustments to the voting rights and conversion ratios of the Series A Preferred Stock and the Series B Preferred Stock. Specifically, pursuant to the terms of the Company's Articles of Incorporation, the reverse stock split will result in an adjustment to the voting rights of the Series A Preferred Stock and the Series B Preferred Stock so that once a reverse stock split is effected, the relative voting power of such shares to the voting power of the Common Stock and to the voting power of the other series of outstanding Preferred Stock will be in the same proportion as existed immediately prior to such reverse stock split. For example, assuming a one-for-twenty reverse stock split is approved, this adjustment would result in a reduction in the voting power of each share of the Series A Preferred Stock from one vote per share to 1/20th of a vote per share and a reduction in the voting power of the Series B Preferred Stock from 2 votes per share to 1/10th of a vote per share. Thus, the proportionate voting power of the holders of the voting stock of the Company would not be affected. The proposed reverse stock split will also result in adjustments being made to the conversion ratios of the Series A Preferred Stock and the Series B Preferred Stock so that such shares will be convertible into such number of shares of Common Stock that a holder of such Preferred Stock would have been entitled to receive if such Preferred Stock were to have been converted into Common Stock immediately prior to a proposed reverse stock split. For example, under such adjustments, after a one-for-twenty reverse stock split is made effective, each share of the Series A Preferred Stock will be convertible into 1/20th of a share of Common Stock, as compared to one share of Common Stock prior to the one-for-twenty reverse stock split, and each share of the Series B Preferred Stock will be convertible into 1/10th of a share of Common Stock, as compared to 2 shares of Common Stock prior to the one-for- twenty reverse stock split.

In addition, all outstanding options and warrants to purchase shares of Common Stock would be adjusted as a result of any reverse stock split, as required by the terms of those securities. In particular, the number of shares issuable upon the exercise of each instrument would be reduced, and the exercise price per share, if applicable, would be

increased, in accordance with the terms of each instrument and based on the ratio of the reverse stock split. Also, the number of shares reserved for issuance under our existing stock option and equity incentive plans would be reduced proportionally based on the ratio of the reverse stock split.

Consummation of a reverse stock split will not alter the number of authorized shares of Common Stock which will remain at 500,000,000 shares or 750,000,000 shares if Proposal 1 is approved. As discussed above, proportionate voting rights and other rights of the holders of Common Stock and Preferred Stock will not be altered by a reverse stock split (other than as a result of the payment of cash in lieu of fractional shares, as described above, and other than the proportionate change in the number of shares of Common Stock into which the outstanding shares of Series A Preferred Stock and Series B Preferred Stock are convertible or for which options or warrants may be exercised).

Shareholders should note that certain disadvantages may result from the adoption of the proposed reverse stock split. In the event Proposal 2 is approved by the shareholders and the Board of Directors approves a reverse stock split at a specific ratio, the number of outstanding shares of Common Stock would be decreased as a result of the reverse stock split, but the number of authorized shares of Common Stock would not be so decreased. The Company would therefore have the authority to issue a greater number of shares of Common Stock following the reverse stock split without the need to obtain shareholder approval to authorize additional shares. Any such additional issuance may have the effect of significantly reducing the interest of the existing shareholders of the Company with respect to earnings per share, voting, liquidation value and book and market value per share. Although the Company believes that the availability of such additional shares would provide the Company with the flexibility to meet business needs as they may arise and to take advantage quickly of favorable opportunities, there are no current plans to use such additional shares.

This proposal has been prompted solely by the business considerations discussed in the preceding paragraphs. Nevertheless, the additional shares of Common Stock that would become available for issuance if a reverse stock split is effected could also be used by the Company's management to oppose a hostile takeover attempt or delay or prevent changes in control or changes in or removal of management, including transactions that are favored by a majority of the shareholders or in which the shareholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner. For example, without further shareholder approval, the Board of Directors could sell shares of Common Stock in a private transaction to purchasers who would oppose a takeover or favor the current Board of Directors. The Board of Directors is not aware of any pending takeover or other transactions that would result in a change in control of the Company, and the proposal was not adopted to thwart any such efforts.

The Common Stock is currently registered under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") and, as a result, the Company is subject to the periodic reporting and other requirements of the Exchange Act. No reverse stock split that would be permitted to be effected by approval of Proposal 2 is anticipated to effect the registration of the Common Stock under the Exchange Act. After the Effective Date, trades of the New Common Stock will continue to be reported on the NASDAQ electronic "Bulletin Board" under the Company's symbol "ENVA." No reverse stock split that would be permitted to be effected by approval of Proposal 2 is anticipated to result in a "Rule 13e-3 transaction" as defined under the Exchange Act.

California law prohibits the payment of cash for fractional shares if it would result in the cancellation of more than 10% of the outstanding shares of any class of stock. Thus, the Company is prohibited from effecting a reverse stock split if that stock split would result in cancellation of more that 10% of the Old Common Stock.

The following table depicts, by way of example, the potential effects of a reverse stock split, assuming certain exchange ratios within the one-for ten to the one-for-fifty range, upon the number of shares of Common Stock outstanding, the number of shares of Common Stock reserved for future issuance and the number of authorized but unissued shares of Common Stock that would be available for issuance after the reverse stock split at each given ratio. Such effects are calculated on the basis of 401,895,856 shares issued and outstanding as of the record date for the Annual Meeting. As discussed above, the number of shares of Common Stock authorized for issuance under our

Articles of Incorporation would remain unaffected by a reverse stock split. Although the following table sets forth examples of various reverse stock split ratios, the Board may choose any ratio within the authorized range.

Reverse Stock Split	Common Stock Outstanding (1)	Shares Reserved for Issuance (2)	Shares Authorized for Issuance (3)	Shares Available for Issuance (4)
Before Split	401,895,856	29,454,188	500,000,000	68,649,956
1-for-10	40,189,586	2,945,419	500,000,000	456,864,996
1-for-20	20,094,793	1,472,709	500,000,000	478,432,498
1-for-30	13,396,529	981,806	500,000,000	485,621,665
1-for-40	10,047,396	736,355	500,000,000	489,216,249
1-for-50	8,037,917	589,084	500,000,000	491,372,999

(1) Represents the total number of shares of Common Stock outstanding after the reverse stock split, but without giving effect to any changes resulting from the payment of cash in lieu of fractional shares.

(2) Represents the total number of shares of Common Stock reserved for issuance upon conversion of Series A Preferred Stock and Series B Preferred Stock and exercise of outstanding options, warrants, convertible debt and other rights agreements, but without giving effect to any changes resulting from the payment of cash in lieu of fractional shares.

(3) Represents the total number of shares of Common Stock authorized for issuance as of June 22, 2004.

(4) Represents the total number of shares of Common Stock available for issuance after giving effect to the reverse stock split, but without giving effect to any changes resulting from the payment of cash in lieu of fractional shares.

Accounting Matters

Because the Common Stock has no par value, the reverse stock split will not affect the stated capital on the Company's balance sheet attributable to the Common Stock. The costs for payment of the cost of fractional shares will be deducted from the Common Stock account on the balance sheet. The per share net income or loss and per share net book value of the Common Stock will be increased as a result of the reverse stock split, because there will be fewer shares of Common Stock outstanding. In addition, all per-share income and loss numbers for prior years will be restated to reflect the reverse stock split.

No Dissenters Rights

In connection with the approval of the reverse stock split, shareholders of the Company will not have a right to dissent and obtain payment for their shares under California law or the Company's Articles of Incorporation or bylaws.

Federal Income Tax Consequences of the Proposed Reverse Stock Splits

The Company has not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal income tax consequences of the four proposed reverse stock splits. The following discussion sets forth the material United States federal income tax consequences that management believes will apply with respect to the Company and the shareholders of the Company who are United States holders at the effective time of the reverse stock split (based on laws in effect as of the date of mailing of this Proxy Statement). This discussion does not address the tax consequences of transactions effectuated prior to or after any approved reverse stock split, including, without limitation, the tax consequences of the exercise of options, warrants or similar rights to purchase stock. Furthermore, no foreign, state or local tax considerations are addressed herein. For these purposes, a United States holder is a shareholder that is: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. This discussion is a summary only and each shareholder is urged to consult with his, her or its own tax advisors as to the tax effects of a reverse stock split to him, her or it.

The Company believes that a reverse stock split, if effectuated, will have the following federal income tax effects:

1. A shareholder will not recognize gain or loss on the exchange of Old Common Stock for New Common Stock resulting from a reverse stock split. In the aggregate, the shareholder's basis in shares of New Common Stock resulting from a reverse stock split will equal his, her or its basis in shares of Old Common Stock, excluding any basis attributable to shares of Old Common Stock which the shareholder surrenders for cash in lieu of a fractional share of New Common Stock resulting from a reverse stock split.

2. A shareholder's holding period for tax purposes for shares of New Common Stock will be the same as the holding period for tax purposes of the shares of Old Common Stock exchanged therefor.

3. The proposed reverse stock split (regardless of the ratio selected) will constitute a reorganization within the meaning of Section 368(a)(1)(e) of the Internal Revenue Code or will otherwise qualify for general non-recognition treatment, and the Company will not recognize any gain or loss as a result of any of the proposed reverse stock splits.

4. To the extent a shareholder receives cash from the Company in lieu of a fractional share of Common Stock resulting from the proposed reverse stock split, the shareholder will be treated for tax purposes as though the shareholder sold the fractional share to the Company. The receipt of cash in the deemed sale of a fractional share will result in a taxable gain or loss equal to the difference between the amount of cash received and the holder's adjusted federal income tax basis in the fractional share. Gain or loss will generally be a capital gain or loss. Capital gain of a non-corporate United States holder is generally taxed at a lower rate than other income if the property has been held more than one year. The deduction of capital losses is subject to certain limitations.

Vote Required for Shareholder Approval of a Reverse Stock Split within a range from One-for-Ten to One-for-Fifty.

The approval of this Proposal No. 2 requires the affirmative vote of a majority of the outstanding shares of Common Stock, voting separately as a class, and the affirmative vote of a majority of the outstanding shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock, voting together as a single class (with both the Common Stock and the Series A Preferred Stock having one vote per share and the Series B Preferred Stock having 2 votes per share).

THE BOARD RECOMMENDS A VOTE <u>FOR</u> THE AUTHORIZATION OF THE BOARD TO AMEND THE ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT WITHIN A RANGE FROM ONE-TO TEN TO ONE-TO FIFTY

PROPOSAL NO. 3
AMENDMENT TO THE COMPANY'S
1996 STOCK OPTION PLAN

General

The Company's shareholders are being asked to act upon a proposal to amend the Company's 1996 Stock Option Plan (the "1996 Plan") to increase the authorized number of shares reserved thereunder from 45,000,000 to 65,000,000.

A general description of the principal terms of the 1996 Plan, the amendment approved by the Board of Directors and the purpose of such amendment are set forth below. This description is qualified in its entirety by the terms of the 1996 Plan. A copy of the actual 1996 Plan document has been previously filed with the SEC. A copy of this document will also be furnished without charge to any shareholder upon written request made prior to the meeting to the attention of the Acting Chief Financial Officer of the Company at its executive offices in Torrance, California.

General Description

In October 1996, the Board of Directors of the Company adopted the 1996 Plan. A total of 15,000,000 shares have been reserved for issuance under the 1996 Plan. Options granted under the 1996 Plan may be either incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, or nonstatutory stock options. Currently, the total number of shares issuable under both the 1996 Plan is 45,000,000 shares. The Board of Directors has approved an amendment to the 1996 Plan to increase the number of shares of Common Stock reserved for issuance thereunder by 20,000,000 shares, bringing the total number of shares issuable under the 1996 Plan to 65,000,000. The proposed share increase to the 1996 Plan will assure that a sufficient reserve of Common Stock will be available under the 1996 Plan to provide the Company with the continuing opportunity to utilize equity incentives to attract and retain the services of employees essential to the Company's long-term growth and financial success.

Description of 1996 Plan

Administration. With respect to the grant of options to directors or employees who are also officers or directors, the 1996 Plan is administered by (i) the Board of Directors of the Company, or (ii) a committee designated by the Board and constituted in such a manner as to comply with applicable laws and to permit such grants and related transactions to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. With respect to grants to employees or consultants who are neither officers nor directors of the Company, the 1996 Plan is administered by the Board or by a committee of the Board.

The administrators of the 1996 Plan have full power to select, from among the employees, directors and consultants of the Company eligible for grants, the individuals to whom options will be granted, to determine the specific terms and conditions of each grant, including the number of shares subject to each option, to amend the terms of outstanding options granted under the 1996 Plan (except that any amendments that would adversely affect an optionee's rights under an outstanding option may not be made without the optionee's written consent), and to interpret and construe the terms of the 1996 Plan and options granted thereunder, all subject to the provisions of the 1996 Plan. The interpretation and construction of any provision of the 1996 Plan by the administrators shall be final and conclusive. Members of the Board receive no additional compensation for their services in connection with the administration of the 1996 Plan.

Eligibility. The 1996 Plan provides that options to purchase Common Stock may be granted to employees (including officers and directors who are also employees), directors and consultants to the Company or its subsidiaries. Incentive stock options may only be granted to employees. As of June 22, 2004, there were approximately 40 persons eligible to receive options under the 1996 Plan, of which approximately 25 persons were eligible to receive incentive stock options.

Stock Options. Each option granted under the 1996 Plan is to be evidenced by a written stock option agreement between the Company and the optionee and is subject to the following additional terms and conditions:

(a) ***Exercise of the Option.*** The Board or its committee determines on the date of grant when options will become exercisable. An option is exercised by giving written notice of exercise to the Company, specifying the number of full shares of Common Stock to be purchased and tendering payment of the purchase price to the Company. The acceptable methods of payment for shares issued upon exercise of an option are set forth in the option agreement and may consist of (1) cash; (2) check; (3) promissory note; (4) the delivery of a properly executed exercise notice together with such other documentation as the Administrator shall require to effect an exercise and delivery to the Company of the amount of sale or loan proceeds required to pay the exercise price; (5) any combination of the foregoing methods; or (6) such other consideration and method of payment as may be determined by the 1996 Plan administrators and permitted under applicable laws.

(b) ***Exercise Price.*** The exercise price of options granted under the 1996 Plan is determined on the date of grant. The exercise price of incentive stock options must be at least 100% of the fair market value per share of the Common Stock at the time of grant. In the case of incentive stock options granted to an employee who at the time of grant owns more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, the exercise price must be at least 110% of the fair market value per share of the Common Stock at the time of grant. The exercise price of nonstatutory stock options must be at least 85% of the fair market value per share of the Common Stock at the time of grant. The exercise price of nonstatutory stock options granted to an employee who at the time of grant owns more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, the exercise price must be at least 110% of the fair market value per share of the Common Stock at the time of grant. In the event of the grant of a nonstatutory option with an exercise price below the then fair market value of the Common Stock, the difference between fair market value on the date of grant and the exercise price would be treated as a compensation expense for accounting purposes and would therefore affect the Company's earnings. For purposes of the 1996 Plan, fair market value is defined as the closing sale price of the Common Stock as reported on the National Association of Securities Dealers (NASD) "Bulletin Board" on last market trading day prior to the time of grant. Based on the foregoing formula, as of June 22, 2004, the fair market value of the Company's Common Stock was $0.15 per share.

(c) ***Termination.*** If the optionee's employment, directorship or consulting relationship with the Company is terminated for any reason (other than death or disability), options may be exercised within such period as is determined by the Board or its committee (up to three months in the case of incentive stock options) after such termination as to all or part of the shares as to which the optionee was entitled to exercise at the date of such termination, provided that the option is exercised no later than its expiration date.

(d) ***Disability.*** If an optionee is unable to continue his or her employment, directorship or consulting relationship with the Company as a result of disability, options may be exercised at any time within 12 months from the date of disability to the extent such options were exercisable at the date of disability, provided that the option is exercised no later than its expiration date. With respect to incentive stock options, if the disability is not a "disability" as defined in Section 22(e)(3) of the Code, an optionee's incentive stock options shall automatically convert into nonstatutory options on the day three months and one day following the date of termination of the optionee.

(e) ***Death.*** If an optionee should die while serving as an employee, director or consultant of the Company, options may be exercised at any time within 12 months after the date of death by the optionee's estate or a person who acquired the right to exercise the option by bequest or inheritance, but only to the extent that such options would have been exercisable by the optionee at the date of death, provided that the option is exercised no later than its expiration date.

(f) ***Term and Termination of Options.*** At the time an option is granted, the Board or its committee determines the period within which the option may be exercised. In no event may the term of an incentive stock option be longer than ten (10) years. No option may be exercised by any person after the expiration of its term. An incentive stock option granted to an optionee who, at the time such option is granted, owns stock possessing more than 10% of the voting power of all classes of stock of the Company, may not have a term of more than five (5) years.

(g) ***Transferability of Options.*** An incentive stock option is not transferable by the optionee, other than by will or the laws of descent and distribution, and is exercisable during the optionee's lifetime only by the optionee. A nonstatutory option shall be transferable to the extent determined by the administrator and as provided in an optionee's option agreement.

(h) ***Other Provisions.*** The option agreement may contain such other terms, provisions and conditions not inconsistent with the 1996 Plan as may be determined by the Board or its committee.

Adjustments; Mergers and Asset Sales. In the event any change, such as a stock split, reverse stock split, stock dividend, or combination or reclassification of the Common Stock, is made in the Company's capitalization without receipt of consideration by the Company, which results in an increase or decrease in the number of outstanding shares of Common Stock, an appropriate adjustment shall be made in the number of shares under the 1996 Plan and the price per share covered by each outstanding option.

In the event of the merger or consolidation of the Company in which the Company is not the surviving corporation, or a proposed sale, transfer or other disposition of all or substantially all of the assets of the Company in connection with the complete liquidation or dissolution of the Company, or a reverse merger in which the Company is the surviving entity but in which securities possessing more than 50% of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger, each outstanding option shall automatically become fully vested and exercisable and released from any restrictions on transfer and repurchase or forfeiture rights, unless such option is assumed or substituted by such successor corporation or replaced with a comparable option with respect to shares in the surviving corporation, or such option is replaced with a comparable cash incentive program of the successor corporation, or unless the vesting, exercisability and release of such option is subject to other limitations imposed by the 1996 Plan administrators at the time of granting such options.

Amendment, Suspension and Termination of the 1996 Plan. The Board may amend the 1996 Plan at any time or from time to time or may suspend or terminate the 1996 Plan without approval of the shareholders; provided, however, that shareholder approval is required for any amendment to the 1996 Plan for which shareholder approval would be required under applicable law, as in effect at the time. Any amendment, suspension or termination of the 1996 Plan shall not affect options already granted, and such options shall remain in full force and effect, unless mutually agreed otherwise in writing between the optionee and the Plan administrators. The Board may accelerate any option or waive any condition or restriction pertaining to such option at any time. The Board may also substitute new stock options for previously granted stock options, including previously granted stock options having higher option prices, and may reduce the exercise price of any option to the then current fair market value, if the fair market value of the Common Stock covered by such option shall have declined since the date the option was granted. In any event, the 1996 Plan shall terminate in October 2006. Any options outstanding under the 1996 Plan at the time of its termination shall remain outstanding until they expire by their terms.

Amended Plan Benefits

The Company cannot now determine the number of options to be granted in the future under the 1996 Plan, as proposed to be amended, to its executive officers, directors or employees. There were no grants of stock options to the Named Executive Officer (as defined below) under the 1996 Plan during fiscal 2003. The Company granted options covering an aggregate of 9,998,451 shares of Common Stock to its other employees under the 1996 Plan during fiscal 2003.

Certain Federal Income Tax Information

An optionee who is granted an incentive stock option will not recognize taxable income either at the time of grant or exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon the sale or exchange of the shares more than two years after grant of the option and one year after exercise, any gain or loss will be treated as capital gain or loss. If these holding periods are not satisfied, the optionee will recognize ordinary income at the time of sale or exchange equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option exercise, or (ii) the sale price of the shares. A different rule for measuring ordinary income upon such a premature disposition may apply if the optionee is subject to Section 16 of the Exchange Act. Any gain recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as capital gain.

An optionee will not recognize any taxable income at the time he or she is granted a nonstatutory option. However, upon its exercise, the optionee will recognize taxable income generally measured as the excess of the fair market value of the shares purchased over the purchase price. Any taxable income recognized in connection with an option exercise by an optionee who is also an employee of the Company will be subject to tax withholding by the Company. Upon resale of such shares by the optionee, any difference between the sales price and the fair market value of shares on the date the optionee purchased the shares will be treated as capital gain or loss.

An optionee's gain or loss on the sale or exchange of his shares, to the extent any gain is not treated as ordinary income under the foregoing rules, will generally represent capital gain or loss. Under current law, the following holding periods and maximum federal tax rates will generally apply for sales made in 2004:

	Classification of	Maximum
Holding Period	**Gain or Loss**	**Federal Tax Rate**
One Year or Less	Short-Term	35%
More Than One Year	Long-Term	15%

These maximum rates are subject to several special computational rules, and optionees are instructed to consult their personal tax advisors concerning their own tax situations.

The Company will generally be entitled to a tax deduction in the same amount as the ordinary income recognized by an optionee with respect to shares acquired upon exercise of an option.

The foregoing summary of the federal income tax consequences of 1996 Plan transactions is based upon federal income tax laws in effect on the date of this Proxy Statement. This summary does not purport to be complete, and does not discuss foreign, state or local tax consequences.

Shares Reserved for Issuance

The Company has reserved 45,000,000 shares of Common Stock for issuance under the 1996 Plan. In order to continue to attract new talented employees, directors and consultants, it is proposed that the 1996 Plan be amended, and that the Company increase the number of shares of Common Stock reserved for issuance thereunder to 65,000,000 shares of Common Stock.

Vote Required

The affirmative vote of the holders of a majority of the shares of the Company's Common Stock, Series A Preferred Stock, and Series B Preferred Stock, voting together as a single class, present or represented by proxy at the Annual Meeting, is required to approve the amendment to the 1996 Plan which will increase the number of shares of Common Stock reserved for issuance thereunder by 20,000,000 shares, bringing the total number of shares issuable under the 1996 Plan to 65,000,000.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT OF THE 1996 PLAN

PROPOSAL NO. 4
ELECTION OF DIRECTORS

A slate of eight (8) Directors will be presented for election at the Annual Meeting, each of whom will serve until the next annual meeting of shareholders or until a successor is elected or appointed and qualified or until the Director's earlier resignation or removal. The Company's Articles of Incorporation provide that the holders of the Series B Preferred Stock are entitled, voting as a separate class, to elect two (2) members of the Board. The holders of the Common Stock and Series A Preferred Stock, voting together as a single class, are entitled to elect the balance of the members of the Board. Two (2) nominees have been nominated for election by the holders of the Series B Preferred Stock and six (6) nominees have been nominated for election by the holders of the Common Stock and Series A Preferred Stock.

The Series B Preferred Stock proxy holders will vote, as a separate class, the proxies received by them to elect as the Series B nominees Donald H. Dreyer and John J. Micek III. The Common Stock and Series A Preferred Stock proxy holders will vote, as a single class, the proxies received by them to elect as their six (6) nominees: Bjorn Ahlstrom, Malcolm R. Currie, Ph.D., Carl D. Perry, Anthony N. Rawlinson, Edwin O. Riddell and John R. Wallace. With respect to any proposed nominee, if that nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by the proxy holders to fill such vacancy. However, it is not expected that any nominee will be unable or will decline to serve as a Director. If shareholders nominate persons other than the Company's nominees for election as Directors, the Common Stock, Series A Preferred Stock, and Series B Preferred Stock proxy holders may vote all proxies received by them in accordance with cumulative voting if invoked to assure the election of as many of the Company's nominees as possible. The term of office of each person elected as a Director will continue until the next annual meeting of shareholders or until the Director's successor has been elected or appointed or until the Director's earlier resignation or removal.

Certain information about the nominees for the Board of Directors is furnished below.

Proposed Common Stock and Series A Preferred Stock Nominees:

Bjorn Ahlstrom, Director. Mr. Ahlstrom was appointed to fill a vacancy on the Board of Directors in June 2004. Mr. Ahlstrom currently is a consultant in the heavy-duty vehicle industry. Mr. Ahlstrom retired as Chairman of Volvo Group North America, Inc. on April 1, 2004. Prior to that, Mr. Ahlstrom was President and Chief Executive Officer of Volvo North America Corporation from 1971 until 1994. During this term, Volvo North America Corporation owned and operated Volvo's businesses in the United States and Canada. Under Mr. Ahlstrom's leadership, VNAC grew from a $50 million car importer in the early 1970s to a $6 billion company with manufacturing and marketing operations for cars, trucks, marine engines, and financial services. In 1981, Mr. Ahlstrom received the Royal Order of the North Star from King Carl XVI Gustaf of Sweden. The United States Government awarded him the Medal of Peace and Commerce in 1983. He received the Ellis Island Medal of Honor in 1990. Mr. Ahlstrom has been awarded honorary Doctor of Law degree from St John's University, NY, and Ramapo College of New Jersey.

Malcolm R. Currie, Ph.D., Director. Dr. Currie was re-elected to the Board of Directors in 1999. Dr. Currie had served as a Director of the Company from 1995 through 1997. From 1986 until 1992, Dr. Currie served as Chairman and Chief Executive Officer of Hughes Aircraft Co., and from 1985 until 1988, he was the Chief Executive Officer of Delco Electronics. His career in electronics and management has included research with many patents and papers in microwave and millimeter wave electronics, laser, space systems, and related fields. He has led major programs in radar, commercial satellites, communication systems, and defense electronics. He served as Undersecretary of Defense for Research and Engineering, the Defense Science Board, and currently serves on the Boards of Directors of LSI Logic, Inamed Corp., Innovative Micro Technology, Regal One, and Currie Technologies. He is past president of the American Institute of Aeronautics and Astronautics, and is a Member of the Board of Trustees of the University of Southern California.

Carl D. Perry, Chief Executive Officer, President and Director. Mr. Perry served as a Director and as an Executive Vice President of the Company from July 1993 until November 1997. In November 1997, Mr. Perry was elected as Chairman of the Board and Chief Executive Officer of the Company, and was elected President in June 1999.

In July 1999, Mr. Perry resigned his position as Chairman of the Board to allow Mr. Anthony Rawlinson to become Chairman. He served as Acting Chief Financial Officer of the Company from November 1997 to March 2004. Mr. Perry continues as Chief Executive Officer and President and as a Director. Prior to joining the Company, he was an international aerospace and financial consultant from 1989 to 1993. Mr. Perry served as Executive Vice President of Canadair Ltd., Canada's largest aerospace corporation, from 1984 to 1989, where he conducted strategic planning, worldwide marketing, and international joint ventures. From 1979 to 1983, Mr. Perry served as Executive Vice President of the Howard Hughes Helicopter Company, now known as Boeing Helicopter Company, where he was responsible for general management, worldwide business development, and international operations.

Anthony N. Rawlinson, Chairman of the Board. Mr. Rawlinson was appointed non-executive Chairman of the Board in July 1999. Since 1996, Mr. Rawlinson has been Managing Director of the Global Value Investment Portfolio Management Pte. Ltd., a Singapore based International Fund Management Company managing discretionary equity portfolios for institutions, pension funds and clients globally. Mr. Rawlinson has more than twenty years experience in international fund management. Mr. Rawlinson is a specialist in analysis and investment in high technology companies. From 1996 to 1999, Mr. Rawlinson was Chairman of IXLA Ltd., an Australian public company in the field of PC photography software and its wholly owned subsidiary, photohighway.com. Mr. Rawlinson is also a Chairman of Cardsoft, Inc., a high technology software company with secure java based solutions for mobile phones and handheld devices.

Edwin O. Riddell, Director. Mr. Riddell has served as a Director of the Company since June 1995. From March 1999 to the present, Mr. Riddell has been President of CR Transportation Services, a consultant to the electric vehicle industry. From January 1991 to March 1999, Mr. Riddell has served as Manager of the Transportation Business Unit in the Customer Systems Group at the Electric Power Research Institute in Palo Alto, California, and from 1985 until November 1990, he served with the Transportation Group, Inc. as Vice President, Engineering, working on electric public transportation systems. From 1979 to 1985, he was Vice President and General Manager of Lift U, Inc., the leading manufacturer of handicapped wheelchair lifts for the transit industry. Mr. Riddell has also worked with Ford, Chrysler, and General Motors in the area of auto design (styling), and has worked as a member of senior management for a number of public transit vehicle manufacturers. Mr. Riddell has been a member of the American Public Transportation Association's (APTA) Member Board of Governors for over 15 years, and has served on APTA's Board of Directors. Mr. Riddell was also Managing Partner of the U.S. Advanced Battery Consortium.

John R. Wallace, Director. Mr. Wallace was elected as a Director of the Company in December 2002. He retired from the Ford Motor Company in 2002, and is currently serving as a consultant to the Company for fuel cell and hybrid electric vehicle strategy. Prior to his retirement, he was executive director of TH!NK Group. He has been active in Ford Motor Company's alternative fuel vehicle programs since 1990, serving first as: Director, Technology Development Programs; then as Director, Electric Vehicle Programs; Director, Alternative Fuel Vehicles and finally Director, Environmental Vehicles. He is past Chairman of the Board of Directors of TH!NK Nordic; he is past chairman of the United States Advanced Battery Consortium; Co-Chairman of the Electric Vehicle Association of the Americas, and past Chairman of the California Fuel Cell Partnership. He served as Director of Ford's Electronic Systems Research Laboratory, Research Staff, from 1988 through 1990. Prior to joining Ford Research Staff, he was president of Ford Microelectronics, Inc., in Colorado Springs, Colorado. His other experience includes work as program manager with Intel Corporation. He also served as Director, Western Development Center, for Perkin-Elmer Corporation and as President of Precision Microdesign, Inc.

<u>**Proposed Series B Preferred Stock Nominees:**</u>

Donald H. Dreyer, Director. Mr. Dreyer was elected a Director of the Company in January 1997. Mr. Dreyer is President and CEO of Dreyer & Company, Inc., a consultancy in credit, accounts receivable and insolvency services, which he founded in 1990. Mr. Dreyer has served as Chairman of the Board of Credit Managers Association of California during the 1994 to 1995 term and remains a current member. Mr. Dreyer is also a member of the American Bankruptcy Institute and the National Advisory Committee of Dun & Bradstreet, Inc.

John J. Micek III, Director. Mr. Micek was elected a Director of the Company in April 1999. Mr. Micek served as the Company's Vice President, General Counsel and Secretary from March 1994 to March 1997. From June 1997 to August 1998, Mr. Micek was COO Sboof Pelion Systems, Inc. Mr. Micek is currently Managing Director

of Silicon Prairie Partners, LP. He also is a practicing attorney specializing in corporate finance and business development in Palo Alto, CA. He is a Board Member of Universal Warranty and also sits on the boards of UTEK Corp., Pelion Systems, Inc., Universal Assurors Agency, Inc., and Armanino Foods.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES NAMED ABOVE

Directors, Nominees and Executive Officers

The following table sets forth certain information with respect to the Directors, nominees for Directors and executive officers of the Company:

Directors, Nominees and Executive Officers

Name	Age	Position
Anthony N. Rawlinson	48	Chairman of the Board
Carl D. Perry	71	Chief Executive Officer, President and Director
Malcolm R. Currie, Ph.D. (2)	77	Director
Donald H. Dreyer (1)	66	Director
John J. Micek III (1)	51	Director
Edwin O. Riddell (2)	61	Director
John R. Wallace	55	Director
Bjorn Ahlstrom	70	Director
Larry B. Lombard	43	Acting Chief Financial Officer
Edward M. Moore	42	Chief Operating Officer

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

Biographical information regarding Directors and nominees for Directors is set forth above.

Larry B. Lombard, Acting Chief Financial Officer. Mr. Lombard was appointed Acting Chief Financial Officer in March 2004. He has served as the Company's Director of Finance and Administration since 1998. Mr. Lombard has over twenty years experience in management and finance for a wide range of companies including software development, insurance, petroleum and banking. He received his BA in Business Economics, University of California at Los Angeles and his MBA in Global Management from the University of Phoenix.

Edward M. Moore, Chief Operating Officer. Mr. Moore was appointed Chief Operating Officer in March 2004. He has served as the Company's Vice President, Marketing and Sales since 2000. Mr. Moore was vice president, sales for E-Bus from 1999 to 2000. Mr. Moore has experience in creating and implementing strategic marketing plans for both domestic and international markets. He has an extensive background in the alternative fuels and drive system industry, having worked with GM Hughes, AeroEnvironment and E-Bus in both the technology and marketing fields. He received his BS, Occupational Education from Southern Illinois University and his MBA from the University of Phoenix.

Relationships Among Directors or Executive Officers

There are no family relationships among any of the Directors, nominees or executive officers of the Company.

Meetings and committees of the Board of Directors of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. All members of the Board of Directors participate in the consideration of director nominees.

Nomination of Directors

The Board of Directors does not have a separately constituted nominating committee. The Board believes that it is appropriate under existing circumstances not to have a separate nominating committee because the Board is comprised of only seven existing members (there is currently one vacancy on the Board), six of whom are "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. All members of the Board of Directors participate in the consideration of director nominees. The Board of Directors does not have a formal policy with regard to the consideration of any director candidates recommended by shareholders. However, the Board of Directors would consider for possible nomination qualified nominees recommended by shareholders. Shareholders who wish to propose a qualified nominee for consideration should submit complete information as to the identity and qualifications of that person to the Secretary of the Company at 19850 South Magellan Drive, Torrance, California 90502 sufficiently in advance of an annual meeting. Absent special circumstances, the Board of Directors will continue to nominate qualified incumbent Directors whom the Board of Directors believes will continue to make important contributions to the Board of Directors. The Board generally requires that nominees be persons of sound ethical character, be able to represent all shareholders fairly, have no material conflicts of interest, have demonstrated professional achievement, have meaningful experience and have a general appreciation of the major business issues facing Enova. The Board of Directors does not have a formal process for identifying and evaluating nominees for Director.

Compensation of Directors

Directors who are employees of the Company do not receive any compensation for their services as Directors. All Directors are reimbursed for expenses incurred in connection with attending Board and committee meetings.

In September 1999, the Company's Board of Directors unanimously approved a compensation package for outside directors consisting of the following consideration. For each meeting attended in person, each outside director is to receive $1,000 in cash and $2,000 of stock valued on the date of the meeting at the average of the closing ask and bid prices on that date. For each telephonic Board meeting attended, each outside director is to receive $250 in cash and $250 of stock valued on the date of the meeting at the average of the closing ask and bid prices on that date. For each meeting of a Board committee attended in person, the committee chairman is to receive $500 in cash and $500 of stock valued on the date of the meeting at the average of the closing ask and bid prices on that date. As of January 2002, this package was amended to include like compensation of $500 in cash and $500 in stock to all committee members in attendance at each committee meeting. All Directors are also reimbursed for expenses incurred in connection with attending Board and committee meetings. In May 2004, the Company's Board of Directors unanimously approved an increase in compensation for outside directors which doubled the amount of cash and stock paid for the various directors' meetings.

For and with respect to fiscal 2003, 754,167 shares of the Company's Common Stock were issued under the above described compensation plan for outside directors. As of the record date for the Annual Meeting, 2,841,476 shares have been issued under the compensation plan for Directors since its inception in September 1999.

Certain Relationships and Related Transactions

The following are certain transactions entered into between the Company and its officers, directors, nominees for director and principal shareholders and their affiliates since January 1, 2003:

James M. Strock

The Company has entered into a consulting agreement with James Strock & Company, a corporation wholly owned by James M. Strock. Mr. Strock served as a Director of the Company from July 2000 until his resignation in March 2004. Under the terms of that consulting agreement, the Company retained Mr. Strock's services for a minimum monthly retainer of $3,000 plus reasonable expenses. This consulting agreement was terminated in April 2003. During 2003, the Company paid Mr. Strock $17,000 in cash for consulting services and expenses and $12,000 for directors fees

(which latter amount includes the cash paid and the value of the stock issued to him pursuant to the outside directors compensation package described above).

John R. Wallace

The Company has entered into a consulting agreement with John R. Wallace wherein the Company compensates Mr. Wallace at the rate of $1,500 per day plus reasonable expenses for consulting services rendered. Mr. Wallace is not compensated per this agreement when acting in the capacity of a director of the Company. During 2003, the Company paid Mr. Wallace $6,000 in cash for consulting services and expenses and $12,000 for directors fees (which latter amount includes the cash paid and the value of the stock issued to him pursuant to the outside directors' compensation package described above).

Donald H. Dreyer

The Company utilizes the consulting service of Donald H. Dreyer wherein the Company compensates Mr. Dreyer at the rate of $150 per hour plus reasonable expenses for consulting services rendered. Mr. Dreyer is not compensated when acting in the capacity of a director of the Company other than the fees noted above. During 2003, the Company paid Mr. Dreyer $10,000 in cash for consulting services and expenses and $12,000 for directors fees (which latter amount includes the cash paid and the value of the stock issued to him pursuant to the outside directors' compensation package described above).

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

The following table sets forth all compensation earned by the Company's Chief Executive Officer and each of the other most highly compensated executive officers of the Company whose annual salary and bonus exceeded $100,000 for the years ended December 31, 2003, 2002 and 2001 (collectively, the "Named Executive Officers"). Mr. Carl D. Perry was the sole executive officer of the Company whose salary exceeded $100,000 as of December 31, 2003.

Summary Compensation Table

Name and Principal Position	Annual Compensation		
	Year	Salary ($)	Bonus ($)
Carl D. Perry (1)	2003	139,615	—
Chief Executive Officer and President	2002	150,000	—
	2001	160,989	30,000 (earned in 2002)

(1) Mr. Perry was elected as Chief Executive Officer in November 1997. Mr. Perry's current salary is $120,000 per year, a 20% voluntary reduction from the prior year's salary. Mr. Perry served as Acting Chief Financial Officer during the periods reflected in the above chart and through June 22, 2004.

Option/SAR Grants

No grants of stock options or stock appreciation rights ("SARs") were made during the year ended December 31, 2003 to the Named Executive Officer.

Option Exercises and Option Values

The Named Executive Officer did not exercise any options during the year ended December 31, 2003. All options of the Named Executive Officer expired prior to December 31, 2003 without exercise.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors currently consists of Edwin O. Riddell and Malcolm R. Currie, Ph.D. Neither of such persons was an officer or employee of Enova during the fiscal year ended December 31, 2003, has previously been an employee of the Company nor had any relationship with the Company other than as a Director of the Company.

Compensation Committee Report on Executive Compensation

Compensation Policy. The Company's Compensation Policy as established by the Compensation Committee of the Board of Directors is that executive officers' total annual cash compensation should vary with the performance of the Company and that long-term incentives awarded to such officers should be aligned with the interest of the Company's shareholders. The Company's executive compensation program is designed to attract and retain executive officers who will contribute to the Company's long-term success, to reward executive officers who contribute to the Company's financial performance and to link executive officer compensation and shareholder interests through the 1996 Plan. The terms and conditions of these plans were more fully discussed in the Company's Form S-1 Registration Statement filed with the SEC on July 26, 2002.

Compensation of the Company's executive officers consists of two principal components: salary and long-term incentive compensation consisting of stock option grants.

Base Salary and Bonus. Base salary and bonus of the Chief Executive Officer as established are determined by a subjective assessment of the executive officer's performance in light of the officer's responsibilities and position with the Company and the Company's performance during prior periods. In evaluating overall Company performance, the primary focus is upon financial performance for the relevant annual period measured by operating income. Base salaries for all executive officers are reviewed periodically and from time to time by the Compensation Committee and adjusted appropriately. Incentive compensation is reviewed periodically and from time to time by the Compensation Committee and adjusted accordingly.

Long-term Incentive Compensation. The Company believes that option grants (i) align executive interests with shareholder interests by creating a direct link between compensation and shareholder return, (ii) give executives a significant, long-term interest in the Company's success, and (iii) help retain key executives in a competitive market for executive talent.

The Company's 1996 Plan authorizes the Committee to grant stock options to employees and consultants, including executives. Currently, option grants will only be made under the 1996 Plan and will be made from time to time to executives whose contributions have or will have a significant impact on the Company's long-term performance. The Company's determination of whether option grants are appropriate each year is based upon individual performance measures established for each individual. Options are not necessarily granted to each executive during each year. Options granted to executive officers typically vest in equal monthly installments over a period of five years and expire either five or ten years from the date of grant. No stock options were granted to the Named Executive Officer during fiscal 2003.

Compensation of Chief Executive Officer. In determining the compensation of Carl D. Perry, the Chief Executive Officer, the Board of Directors considered the expense to replace an executive of Mr. Perry's caliber. The Board therefore established a compensation package for 2003 consisting of an annual salary of $150,000 plus a bonus to be determined based on the performance of the Company. In June 2003, Mr. Perry voluntarily reduced his annual salary to $120,000 in an effort to reduce overhead of the Company. As of the record date, Mr. Perry's annual salary has not been reinstated to its prior level. The Compensation Committee believes that Mr. Perry's dedication, commitment and experience have been vitally important to the successful and ongoing growth of the Company. Mr. Perry's overall compensation for the year ended December 31, 2003 consisted solely of base salary. Mr. Perry did not receive any additional options or other stock-based compensation during 2003 at his request. In determining Mr. Perry's compensation, the Compensation Committee evaluated Mr. Perry's personal performance, the performance of the Company and Mr. Perry's long-term commitment to the success of the Company. The Committee believes that the salary paid to Mr. Perry in 2003 was appropriate based on the financial condition of the Company.

Compensation Policy Regarding Deductibility. The Company is required to disclose its policy regarding qualifying executive compensation for deductibility under Section 162(m) of the Internal Revenue Code which provides that, for purposes of the regular income tax and the alternative minimum tax, the otherwise allowable deduction for compensation paid or accrued with respect to a covered employee of a publicly-held corporation is limited to $1 million per year. For the fiscal year ended December 31, 2003, no executive officer of the Company received in excess of $1 million in compensation from the Company. The 1996 Plan is structured so that any compensation deemed paid to an executive officer when he exercises an outstanding option under the Plan, with an exercise price equal to the fair market value of the option shares on the grant date, will qualify as performance-based compensation which will not be subject to the $1 million limitation. The Compensation Committee currently intends to limit the dollar amount of all other compensation payable to the Company's executive officers to no more than $1 million.

Submitted by the Compensation Committee:

Edwin O. Riddell
Malcolm R. Currie, Ph.D.

Stock Performance Graph

The graph below compares the cumulative total shareholder return on our Common Stock with the cumulative total return on the Standard & Poor's Small Capitalization 600 Index and an index of peer companies selected by us. A group of five other electric vehicle companies comprise the peer group index.(1)

The period shown commences on December 31, 1998, and ends on December 31, 2003, the end of our last fiscal year. The graph assumes an investment of $100 on December 31, 1998 and the reinvestment of any dividends. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ENOVA SYSTEMS, INC., THE S & P SMALLCAP 600 INDEX
AND A PEER GROUP[1]


1200
1000
800
600
400
200
0
DOLLARS
12/98
12/99
12/00
12/01
12/02
12/03
ENOVA SYSTEMS, INC.
S & P SMALLCAP 600
PEER GROUP

* $100 invested on 12/31/98 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.
1 - Companies included in the peer group index are Amerigon, Inc. (ARGN), Electric Fuel Corp. (EFCX) - Electric Fuel Corp changed it's name to Arotech Corp. (ARTX), Energy Conversion Devices, Inc. (ENER), Unique Mobility (UQM), and Valence Technology, Inc. (VLNC).

Employment Agreements

Carl D. Perry, Chief Executive Officer of the Company, has no employment agreement and is an "at will" employee with the Company.

PROPOSAL NO. 5
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

It is the Company's policy that the Audit Committee is to approve the engagement of the Company's independent auditors. The Audit Committee approved of the engagement of Singer Lewak Greenbaum & Goldstein LLP ("Singer Lewak") as the Company's independent auditors on November 21, 2003 to prepare the Company's audited financial statements for the year ended December 31, 2003. Singer Lewak has offices in several locations throughout Southern California and is among the top twenty auditing firms with regard to the number of public companies audited. The Audit Committee subsequently approved the engagement of Singer Lewak to continue as the Company's independent auditors for the Company's year ending December 31, 2004. In the event that ratification of this selection of auditors is not approved by a majority of the shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock voting at the Annual Meeting in person or by proxy, management will review its future selection of auditors.

A representative of Singer Lewak is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement and is expected to be available to respond to appropriate questions.

Moss Adams LLP ("Moss Adams") had served as the independent auditors for the Company for the fiscal years ended December 31. 2001 and 2002 and during the interim periods from January 1,2003 through November 21, 2003. On November 21, 2003, the Company dismissed Moss Adams and engaged Singer Lewak as its independent auditors to audit its financial statements for its year ending December 31, 2003. This decision was approved by the Company's Audit Committee. Prior to such engagement, the Company did not consult with Singer Lewak regarding the application of accounting principles to a specific, completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements.

During the fiscal years ended December 31, 2001 and 2002, and the subsequent interim period through November 21, 2003, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moss Adams, would have caused it to make reference to the subject matter of the disagreements in connection with its reports, except the following:

- In connection with the audit of the Company's financial statements for the year ended December 31, 2002, Moss Adams had a disagreement with the Company over the valuation of inventory.
- In connection with the review of the Company's financial statements for the quarter ended September 30, 2003, Moss Adams had a disagreement with the Company over the allowance for uncollectible receivables.
- The Audit Committee and the management of the Company discussed each of these disagreements with Moss Adams and resolved the matters to each party's satisfaction prior to the filing of the Company's applicable Form 10-K and Form 10-Q, respectively. The Company authorized Moss Adams to respond fully to inquiries from Singer Lewak concerning the matters described in the bullet points immediately above.

During the fiscal years ended December 31, 2001 and 2002 or the subsequent interim period through the date of Moss Adams' dismissal, Moss Adams did not advise the Company that the internal controls necessary for the Company to develop reliable financial statements were inadequate, except as follows:

- In connection with its audit of the Company's financial statements for the year ended December 31, 2002 and 2001, Moss Adams advised the Company of a reportable condition involving the Company's internal controls in its procedures for tracking and reporting inventory. In 2002, this was reported to the Company by Moss Adams as a material weakness. Moss Adams informed the Company that (i) controls were not in place to timely detect possible inventory misstatements and (ii) the inability to timely detect these possible misstatements could potentially misstate cost of goods sold in the quarterly financial statements. In response, management timely proposed and implemented certain improvements to address these concerns.

The Company authorized Moss Adams to respond fully to inquiries from Singer Lewak concerning the matters described in the bullet point immediately above.

No report of Moss Adams on the financial statements of the Company for either of the years ended December 31, 2001 or 2002 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. The Company provided both Moss Adams and Singer Lewak with a copy of the foregoing disclosures.

Singer Lewak billed the Company the following amounts for the following services with respect to the fiscal year ended December 31, 2003:

Audit Fees:	$49,878
Audit-Related Fees:	$0
Tax Fees:	$0
All Other Fees:	$0

Moss Adams billed the Company the following aggregate amounts for the following services with respect to the fiscal year ended December 31, 2002 and the period from January 1, 2003 through December 31, 2003:

<u>2003</u>

Audit Fees:	$110,223
Audit-Related Fees:	$0
Tax Fees:	$0
All Other Fees:	$0

<u>2002</u>

Audit Fees:	$82,916
Audit-Related Fees:	$0
Tax Fees:	$0
All Other Fees:	$0

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> RATIFICATION OF THE APPOINTMENT OF SINGER LEWAK GREENBAUM & GOLDSTEIN LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2004.

EXHIBIT A

FORM OF AMENDMENT TO INCREASE AUTHORIZED NUMBER OF SHARES

The second sentence of Article III of the Restated and Amended Articles of Incorporation of this Corporation is amended to read in its entirety as follows:

"This Corporation is authorized to issue Seven Hundred Fifty Million (750,000,000) shares of Common Stock and Thirty-five Million (35,000,000) shares of Preferred Stock."

EXHIBIT B

FORM OF REVERSE SPLIT AMENDMENT

FORM OF REVERSE SPLIT AMENDMENT

Assuming that Proposal 1 is approved and the amendment contemplated thereby is effected, the text for an amendment to effectuate a proposed reverse stock split would be in substantially the following form:

"This Corporation is authorized to issue Seven Hundred Fifty Million (750,000,000) shares of Common Stock and Thirty-five Million (35,000,000) shares of Preferred Stock. Upon the amendment of Article III of the Restated and Amended Articles of Incorporation of this Corporation, each issued and outstanding share of Common Stock of this Corporation shall be converted into [____] share of Common Stock, there being no conversion of any outstanding shares of Preferred Stock. In lieu of any fractional shares to which a holder of Common Stock would otherwise be entitled, this Corporation shall pay cash equal to (a) the average of the high-bid and low-asked per share prices of the Common Stock as reported on the NASDAQ electronic "Bulletin Board" on the effective date of the reverse stock split (appropriately adjusted as the Board of Directors may determine) multiplied by (b) the number of shares of Common Stock held by such holder that would otherwise have been exchanged for such fractional share interest."

Form 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

For Annual and Transition Reports
Pursuant to Sections 13 or 15(d) of the
Securities and Exchange Act of 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File No. 0-25184

ENOVA SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

California	95-3056150
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

19850 South Magellan Drive, Torrance, California 90502
(Address of principal executive offices, including zip code)

(310) 527-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2003 (the last business day of the registrant's more recently completed second quarter) was $7,958,000. For purposes of this calculation only, (i) shares of Series A and Series B Preferred Stock have been included in the calculation, (ii) shares of Common Stock and Series A Preferred Stock are deemed to have a market value of $0.06 per share, and the Series B Preferred Stock is deemed to have a market value of $0.12 per share, based on the average of the bid and ask prices of the Common Stock on June 30, 2003, and (iii) each of the executive officers, directors and persons holding 5% or more of the outstanding Common Stock (including Series A and B Preferred Stock on an as-converted basis) is deemed to be an affiliate.

The number of shares of Common Stock outstanding as of March 22, 2004 was 378,341,000.

ENOVA SYSTEMS, INC.

2003 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

PART I

The matters addressed in this report on Form 10-K, with the exception of the historical information presented, may contain certain forward-looking statements involving risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading "Certain Factors That May Affect Future Results" in the Management's Discussion and Analysis section and elsewhere in this report.

Item 1. Business

General

In July 2000, we changed our name to Enova Systems, Inc. Our company, previously known as U.S. Electricar, Inc., a California corporation (the "Company"), was incorporated on July 30, 1976.

Enova believes it is a leader in the development and production of proprietary, commercial digital power management systems for transportation vehicles and stationary power generation systems. Power management systems control and monitor electric power in an automotive or commercial application such as an automobile or a stand-alone power generator. Drive systems are comprised of an electric motor, an electronics control unit and a gear unit which power an electric vehicle. Hybrid systems, which are similar to pure electric drive systems, contain an internal combustion engine in addition to the electric motor, eliminating external recharging of the battery system. A hydrogen fuel cell based system is similar to a hybrid system, except that instead of an internal combustion engine, a fuel cell is utilized as the power source. A fuel cell is a system which combines hydrogen and oxygen in a chemical process to produce electricity. Stationary power systems utilize similar components to those which are in a mobile drive system in addition to other elements. These stationary systems are effective as power-assist or back-up systems, alternative power, for residential, commercial and industrial applications.

A fundamental element of Enova's strategy is to develop and produce advanced proprietary software, firmware and hardware for applications in these alternative power markets. Our focus is digital power conversion, power management, and system integration, for two broad market applications – vehicle power generation and stationary power generation.

Specifically, we develop, design and produce drive systems and related components for electric, hybrid-electric, fuel cell and microturbine-powered vehicles. We also develop, design and produce power management and power conversion components for stationary distributed power generation systems. These stationary applications can employ hydrogen fuel cells, microturbines, or advanced batteries for power storage and generation. Additionally, we perform research and development to augment and support others' and our own related product development efforts.

Our product development strategy is to design and introduce to market successively advanced products, each based on our core technical competencies. In each of our product / market segments, we provide products and services to leverage our core competencies in digital power management, power conversion and system integration. We believe that the underlying technical requirements shared among the market segments will allow us to more quickly transition from one emerging market to the next, with the goal of capturing early market share.

During 2003, the Company experienced a shift to more development work, both commercial and military, as demand for drive systems slowed. Management believes that this trend will continue in the first half of 2004; however, many of these development programs may lead to production programs beginning in 2005.

The Company has received greater recognition from both governmental and private industry with regards to U.S. military applications of its hybrid drive systems and fuel cell power management technologies. Although the company believes that current negotiations with several parties may result in development contracts in the first and second quarters of 2004 and beyond, there are no assurances that such additional contracts will be signed.

During the year ended December 31, 2003, we completed development on several new power management and drive systems such as our High Voltage version of our 120kW drive system, Dual 8kW inverter, 380V DC/DC converter, Mobile Fuel Cell Generator, a multi-functional processor, as well as upgrades to our Battery Care Management system, Fuel Cell Management system and our High Voltage Power Converter. We continued to develop and produce electric and hybrid electric drive systems and components for Ford Motor Company (Ford), Mack/Volvo, the City of Honolulu and several domestic and international vehicle and bus manufacturers in China, Italy, the United Kingdom, Malaysia and Japan. Our various electric and hybrid-electric drive systems, power management and power conversion systems are being used in applications including Class 8 trucks, monorail systems, transit buses and industrial vehicles. Enova has furthered its development and production of systems for both mobile and stationary fuel cell powered systems with major companies such as Ford, ChevronTexaco and UTC Fuel Cells, a division of United Technologies. We also are continuing on our current research and development programs with Mack/Volvo, EDO Corporation, the U.S. Air Force and the U.S. Navy, as well as developing new programs with Hyundai Motor Company (HMC), the U.S. government and other private sector companies for hybrid and fuel cell systems.

fourth quarter of 2003. Although this program also has the potential for additional system sales following the demonstration phase, there are no assurances that such additional orders will be forthcoming.

Enova's program with the U.S. Air Force and the State of Hawaii to integrate a Panther 120kW hybrid drive system into a second 30-foot bus for the Hickman Air Force base was amended to develop this propulsion system as a hydrogen fuel cell hybrid vehicle teaming with Hydrogenics of Canada. In integrating this new system for Enova, our engineers developed several new power management systems including our dual 8kW inverter, 380V DC/DC converter and our Mobile Fuel Cell Generator that utilizes our HVEC from our Ford development program. This latest fuel cell vehicle application utilized a Hydrogenics 20kW fuel cell power generation module underscoring our technologies ability to optimize fuel cell performance across a range of fuel cell products. The program was completed in the fourth quarter of 2003 and the bus has met all performance requirements. As a result of this program meeting schedule, cost and performance benchmarks, we are experiencing a notable increase in interest from both government and military organizations for our products and integration services. For the year ended December 31, 2003, we billed approximately $550,000 for this program.

The all-electric Hyundai Santa Fe SUV demonstration project in Honolulu Hawaii has been extended for another two years for three of the vehicles. Fast-charging capabilities and performance will be the primary focus of this continued evaluation. This is a continuation of the State of Hawaii and Hyundai Motor Company's program for pure electric vehicle performance.

Enova commenced development for Hyundai Motor Company of fuel cell power management and conversion components for Hyundai's latest fuel cell hybrid electric vehicle, the Tucson, which was unveiled at the Geneva Auto Show in March 2004. Enova will develop this next generation hybrid-electric drive-train, motor and control unit based on its prior development work on both light and heavy-duty power-trains for both electric and hybrid-electric vehicle platforms. Enova is working in conjunction with UTC Fuel Cells, part of the UTC Power unit of United Technologies Corporation, to develop the power electronics for this vehicle. For the year ended December 31, 2003, Enova billed approximately $271,000 for this program. This program will continue through the second quarter of 2004 and is estimated to generate approximately $400,000 in revenues for Enova. Although we believe there is potential for further production of these drive system components in the future, there can be no assurances at this time that such orders will be realized.

Several other programs are in negotiation or discussion in conjunction with Hyundai Motor Company, the U.S. Air Force and several other government agencies and private corporations. We anticipate commencing work on these contracts during 2004. There can be no assurances at this time, however, that any of such contracts will be realized.

We anticipate establishing new development programs with the Hawaii High Technology Development Corporation in mobile and marine applications as well as other state and federal government agencies as funding becomes available.

Stationary Power Applications

Enova continues to attract new partners and customers from both fuel cell manufacturers and petroleum companies. It is our belief that utilizing our power management systems for stationary applications for fuel cells will open new markets for our Company.

We completed the design and fabrication of our process controller for ChevronTexaco Technology Ventures (CTTV) for their fuel reformer for a stationary fuel cell application. The first prototype of the controller board for this system performed to customer requirements. The process controller is now in final integration and test phases at CTTV which will last through the first half of 2004. For the year ended December 31, 2003, Enova has billed CTTV $492,000 for this program. We believe there may be additional follow-on development and production for this program. However , there are no assurances that such orders or contracts will be realized.

We believe the stationary power market will play a key role in our future. We continue to pursue alliances with leading manufacturers in this area. There are, however, no assurances that this market will develop as anticipated or that such alliances will occur.

Environmental Initiatives and Legislation

Because vehicles powered by internal combustion engines cause pollution, there has been significant public pressure in Europe and Asia, and enacted or pending legislation in the United States at the federal level and in certain states, to promote or mandate the use of vehicles with no tailpipe emissions ("zero emission vehicles") or reduced tailpipe emissions ("low emission vehicles"). We believe legislation requiring or promoting zero or low emission vehicles is necessary to create a significant market for electric vehicles. The California Air Resources Board (CARB) is continually modifying its limits for low emission vehicles. Recently, CARB proposed additional amendments to the regulations. Furthermore, several car manufacturers have challenged these mandates in court and have obtained injunctions to delay these mandates. There can be no assurance that further legislation will be enacted or that current legislation or state mandates will not be repealed or amended, or that a different form of zero emission or low emission vehicle will not be invented, developed and produced, and achieve greater market acceptance than electric vehicles. Extensions, modifications or reductions of current federal and state legislation, mandates and potential tax incentives could adversely affect the Company's business prospects if implemented.

Our products are subject to federal, state, local and foreign laws and regulations, governing, among other things, emissions as well as laws relating to occupational health and safety. Regulatory agencies may impose special requirements for implementation and operation of our products or may significantly impact or even eliminate some of our target markets. We may incur material costs or liabilities in complying with government regulations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations and requirements that may be adopted or imposed in the future.

Strategic Alliances, Partnering and Technology Developments

Our continuing strategy is to adapt ourselves to the ever-changing environment of alternative power markets for both stationary and mobile applications. Originally focusing on pure electric drive systems, we believe we are now positioned as a global supplier of drive systems for electric, hybrid and fuel cell applications. Enova is now entering stationary power markets with its power management systems and intends to develop other systems to monitor and control the complex fuel cell and ancillary device systems being developed for distributed generation and mobile applications.

Enova continues to seek and establish alliances with major players in the automotive, stationary power and fuel cell fields. For instance, the Hyundai Group of Korea and Enova are partnering in the development of advanced hybrid and hydrogen fuel cell drive-train technology and related systems.

Our recent joint venture alliance with Hyundai Heavy Industries (HHI) is a prime example of our partnering strategy to maximize the utilization of Enova's knowledge and expertise in power management and control. Teaming with HHI may lead to other additive technologies and products which Enova can market to current and prospective customers. The joint venture corporation, Hyundai-Enova Innovative Technology Center (ITC), commenced operations in the second quarter of 2003. The advanced technology center focuses on leading-edge technologies in power management and power conversion for industrial, commercial, residential and vehicle applications. The ITC's first development program focuses on an advanced parallel hybrid drive system for Hyundai Motor Company which is currently in the initial evaluation phases. Another major project for the ITC is the commercialization of Enova's diesel genset. Other projects slated for development for the ITC include commercial inverters and other power management systems which build on Enova's and HHI's technology base. It is our intent to utilize the resources provided through the ITC to optimize Enova's current product line for greater performance and production cost efficiencies, while we continue new research and development for the next generation of digital power management systems for mobile and stationary applications.

Enova's alliances with other major OEMs in the automotive, transit, commercial and energy sectors continue to expand. During 2003, we formed new alliances with Mack/Volvo, EDO, MTrans of Malaysia, CARTA (Chattanooga Area Rapid Transit Agency), Eneco, Hydrogenics of Canada and other commercial and industrial intermediaries and OEMS to find new markets and applications for our products and technologies. We continue our strategy as a "systems integrator" by establishing relationships to utilize other independently developed technologies such as those provided by HHI, UTC Fuel Cells, Hydrogenics and national universities. We have implemented our plans to outsource manufacturing of our components to companies such as HHI, Ricardo, and other Asian manufacturers. We believe that one of our competitive advantages is our ability to identify, attract and integrate the latest technology available to produce state of the art products at competitive prices.

Our products are "production-engineered," meaning they are designed so they can be commercially produced all formats and files are designed with manufacturability in mind from the start. For the automotive market, Enova designs its products to QS9000 manufacturing and quality standards. We believe that our redundancy of systems, robustness of design, and rigorous quality standards result in higher performance and reduced risk. For every component and piece of hardware, there are detailed performance specifications. Each piece is tested and evaluated against these specifications, which enhances the value of the systems to OEM customers.

Enova performs low-volume production in-house and assembly and out-sources manufacturing for mass production. Outsourcing enables us to keep our capital investment to a minimum, reducing expenditures for hardware, installation and training, to avoid the problems of manufacturing equipment obsolescence. Outsourcing also enables Enova to search out and work with a number of the best QS 9000-certified manufacturers worldwide. We believe our strategy ensures that our OEM customers have confidence in our products and receive quality products.

Products

Enova's focus is digital power management, power conversion, and system integration. Our proprietary software, firmware and hardware manage and control the power that drives a vehicle or device. They convert the power into the appropriate forms required by the vehicle or device, whether DC to AC, AC to DC or DC to DC, and they manage the flow of this energy to protect the battery, the vehicle or device, and the driver or operator. Enova's systems work "from drive train to drive wheel" for both vehicle and stationary applications.

The latest state-of-the-art technologies, such as hybrid vehicles, fuel cell and micro turbine based systems, and stationary power generation, all require some type of power management and conversion mechanism. Enova, utilizing our

50kW ICE Generator Unit

Enova provides a complete 50kW Internal Combustion Engine Generator Set. This unit is powered by a 4-cylinder direct injection diesel engine and is controlled over the common CAN bus shared with the rest of the Panther product line. The same HCU that controls the Capstone micro-turbine in other Enova series hybrid configurations provides power command, start command, and stop commands.

Fuel Cell Management Unit

Enova has added a Fuel Cell Control Unit "FCU" to broaden our market in the power management field. The FCU is designed to manage fuel cell powered systems whether stationary or mobile, such as automobiles. The FCU can be adapted to regulate the input and output to and from the fuel cell as well as regulate temperature and communications. We continue to develop our current systems for new products and markets.

Enova has reconfigured its Battery Management Unit to perform the functions required to monitor, manage, and report on the status of a Fuel Cell Stack. This new unit, the FCU, is currently being used by UTC Fuel Cells as a Fuel Stack Management System.

An internal real-time clock allows the FCU to wake up at user-specified times to initiate battery charging or pack monitoring. A precision shunt allows it to offer a wide dynamic range for monitoring charging and motoring current, without errors commonly associated with other types of sensors. The built-in memory allows the FCU to update, store and report key battery pack parameters such as amp hours, kilowatt-hours and state of change. Using Enova's proprietary Windows™-based diagnostic software, the FCU control parameters can be programmed in-system. Additionally, fuel cell performance can be monitored in real-time. Reports can be output to a laptop computer.

Distributed Power Generation for Industrial / Commercial / Residential Applications

Enova's distributed generation products are virtually identical in system configuration to that of a series hybrid vehicle, including a controller and battery management. For this market segment, we intend to provide DC-DC and DC-AC power conversion components to convert power supplied by batteries, fuel cells, generators and turbines to AC power that will be used by the end customer. Additionally, our BCU will provide power management functions to control the entire system. The main difference is that the 3-phase AC power typically supplied to the motor for propulsion power is, in this case, sent to the customer to supply power for their household or business.

Competitive Conditions

The competition to develop and market electric, hybrid and fuel cell powered vehicles has increased during the last year and we expect this trend to continue. The competition consists of development stage companies as well as major U.S. and international companies. Our future prospects are highly dependent upon the successful development and introduction of new products that are responsive to market needs and can be manufactured and sold at a profit. There can be no assurance that we will be able to successfully develop or market any such products.

The development of hybrid-electric and alternative fuel vehicles, such as compressed natural gas, fuel cells and hybrid cars poses a competitive threat to our markets for low emission vehicles or LEVs but not in markets where government mandates call for zero emission vehicles or ZEVs. Enova is involved in the development of hybrid vehicles and fuel cell systems in order to meet future requirements and applications.

Various providers of electric vehicles have proposed products or offer products for sale in this emerging market. These products encompass a wide variety of technologies aimed at both consumer and commercial markets. The critical role of technology in this market is demonstrated through several product offerings. As the industry matures, key technologies and capabilities are expected to play critical competitive roles. Our goal is to position ourselves as a long term competitor in this industry by focusing on electric, hybrid and fuel cell powered drive systems and related sub systems, component integration, technology application and strategic alliances. The addition of new strategies to penetrate stationary power markets with current technologies will assist in creating a more diversified product mix. We believe that this strategy will enhance our position as a power management and conversion components supplier to both the mobile and stationary power markets.

Research and Development

Enova believes that timely development and introduction of new technology and products are essential to maintaining a competitive advantage. We are currently focusing our development efforts primarily in the following areas:

*Power Control and Drive Systems and related technologies for vehicle applications;
*Stationary Power Management and Conversion and related technologies;
*Heavy Duty Drive System development for Buses; Trucks, Industrial, Military and Marine applications
*Fuel Cell Generation system power management and process control
*Systems Integration of these technologies;
*Technical and product development under DOE/DOT/DOD and Hyundai Group Contracts
*OEM Technical and Product development.

For the years ended December 31, 2003, 2002 and 2001, we spent $799,000, $1,152,000 and $879,000, respectively, on internal research and development activities. Enova is continually evaluating and updating the technology and equipment used in developing each of its products. The power management and conversion industry utilizes rapidly changing technology and we will endeavor to modernize our current products as well as continue to develop new leading edge technologies to maintain our competitive edge in the market.

Intellectual Property

Enova currently holds four U.S. patents and has one patent pending, in power management and control, with an additional patent in crash management safety, which was originally issued in 1997. We also have trademarks or service marks in the United States and have been filing for international patents as well. We continually review and append our protection of proprietary technology. We have placed renewed emphasis on the development and acquisition of patentable technology in 2003 and will continue to do so in future years. We maintain an internal review and compensation process to encourage our employees to create new patentable technologies. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, there can be no assurance that patent applications filed by us will result in patents being issued. Moreover, there can be no assurance that third parties will not assert claims against us with respect to existing and future products. Although we intend to vigorously protect our rights, there can be no assurance that these measures will be successful. In the event of litigation to determine the validity of any third party claims, such litigation could result in significant expense to Enova. Additionally, the laws of certain countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

Enova's success depends in part on its ability to protect its proprietary technologies. Enova's pending or future patent applications may not be approved and the claims covered by such applications may be reduced. If allowed, patents may not be of sufficient scope or strength, others may independently develop similar technologies or products, duplicate any of Enova's products or design around its patents, and the patents may not provide Enova with competitive advantages. Further, patents held by third parties may prevent the commercialization of products incorporating Enova's technologies or third parties may challenge or seek to narrow, invalidate or circumvent any of Enova's pending or future patents. Enova also believes that foreign patents, if obtained, and the protection afforded by such foreign patents and foreign intellectual property laws, may be more limited than that provided under United States patents and intellectual property laws. Litigation, which could result in substantial costs and diversion of effort by Enova, may also be necessary to enforce any patents issued or licensed to Enova or to determine the scope and validity of third-party proprietary rights. Any such litigation, regardless of outcome, could be expensive and time-consuming, and adverse determinations in any such litigation could seriously harm Enova's business.

Enova also relies on unpatented trade secrets and know-how and proprietary technological innovation and expertise which are protected in part by confidentiality and invention assignment agreements with its employees, advisors and consultants and non-disclosure agreements with certain of its suppliers and distributors. These agreements may be breached, Enova may not have adequate remedies for any breach or Enova's unpatented proprietary intellectual property may otherwise become known or independently discovered by competitors. Further, the laws of certain foreign countries may not protect Enova's products or intellectual property rights to the same extent as do the laws of the United States.

Employees

As of December 31, 2003, we had 28 full time employees. Additionally, we employ three individuals as independent contractors, engaged on an hourly basis, one of whom is domiciled in South Korea. The departmental breakdown of these individuals includes 3 in administration, 1 in sales, 20 in engineering and research and development, and 7 in production.

Item 2. Properties

Enova's corporate offices are located in Torrance, California, in leased office space of approximately 20,000 square feet. This facility houses our various departments, including engineering, operations, executive, finance, planning, purchasing, investor relations and human resources. This lease terminates in February 2008. The monthly lease expense is $13,500. Enova also has a leased office in Hawaii which is rented on a month-to-month basis at $1,500 per month and an office in South Korea which is also rented on a month-to-month basis at $500 per month. We believe that these offices are suitable and adequate for our current and readily foreseeable needs.

Item 3. Legal Proceedings

We may from time to time become a party to various legal proceedings arising in the ordinary course of business.

In April 2003, one of our customers, Advanced Vehicle Systems, Inc., filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. At the time of filing, AVS had an outstanding account balance with Enova of approximately $595,000, of which approximately $564,000 is for components delivered during the first quarter of 2003. During the second quarter, Enova was informed by AVS that various vehicle manufacturing contracts which were anticipated to be completed by AVS were terminated by AVS customers and was therefore we were unable to collect on post-filing offset agreements. Enova's Audit Committee chairman has been appointed chairman of the creditor's committee formed by the Bankruptcy Court. Enova believes it will recover a portion of the funds now owed Enova by AVS. However, there are no assurances that we will recover any or all of the amounts owed to us. As of December 31, 2003, we have reserved $595,000 against these balances owed as an allowance for uncollectible receivables.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2003.

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our Common Stock is presently traded in the over-the-counter market and quoted on the National Association of Securities Dealers (NASD) "Bulletin Board" under the symbol "ENVA." The following table sets forth the high and low bid prices of the Common Stock as reported on the NASD Bulletin Board by the National Quote Bureau for the fiscal quarters indicated. The following over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

	Common Stock		Average Daily
	High Price	Low Price	Volume
Calendar 2002			
First Quarter	$0.23	$0.14	265,875
Second Quarter	$0.19	$0.10	111,600
Third Quarter	$0.15	$0.09	38,861
Fourth Quarter	$0.13	$0.07	146,977
Calendar 2003			
First Quarter	$0.09	$0.06	172,237
Second Quarter	$0.09	$0.06	119,057
Third Quarter	$0.10	$0.05	465,683
Fourth Quarter	$0.14	$0.07	463,240

On March 22, 2004, the last reported high bid price of the Common Stock was $0.14 and the last reported low asking price was $0.14. As of March 22, 2004, there were approximately 9,600 holders of record of our Common Stock. As of March 22, 2004, approximately 111 shareholders, many of who are also Common Stock shareholders, held our Series A Preferred Stock. Approximately 34 shareholders as of March 22, 2004 held our Series B Preferred Stock. The number of holders of record excludes beneficial holders whose shares are held in the name of nominees or trustees.

Stock Issuances

In September 2003, the Company issued 23,076,923 shares of common stock to Hyundai Heavy Industries Co., Ltd. in exchange for $1,500,000 in cash. $1,000,000 of the proceeds from this issuance was used to fund Enova's $1,000,000 joint venture interest in the Hyundai-Enova Innovative Technology Center as previously noted, with the $500,000 balance of proceeds to be used for general operations and working capital. The Company relied upon Regulation D, Rule 506 promulgated by the Securities and Exchange Commission as the exemption from registration for the issuance of these shares.

During 2003, we issued an aggregate of 754,167 shares of Common Stock to our directors in consideration for attendance at Board meetings and Board committee meetings during fiscal 2003. We relied on Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended, for the exemption from registration of the sales of such shares. See Item 10, "Compensation of Directors."

Dividend Policy

To date, we have neither declared nor paid any cash dividends on shares of our Common Stock or Series A or B Preferred Stock. We presently intend to retain all future earnings for our business and do not anticipate paying cash dividends on our Common Stock or Series A or B Preferred Stock in the foreseeable future. We are required to pay dividends on our Series A and B Preferred Stock before dividends may be paid on any shares of Common Stock. At December 31, 2003, Enova had an accumulated deficit of approximately $97,077,415 and, until this deficit is eliminated, will be prohibited from paying dividends on any class of stock except out of net profits, unless it meets certain asset and other tests under Section 500 et. seq. of the California Corporations Code.

Item 6. Selected Financial Data

The following selected financial data tables set forth selected financial data for the years ended December 31, 2003, 2002, 2001 and 2000, the five month period ended December 31, 1999 and the fiscal year ended July 31, 1999. The five-month period is related to a change in the fiscal year end which was effective December 31, 1999. The statement of income data and balance sheet data for and as of the end of the years ended December 31, 2003, 2002, 2001 and 2000, the five month period ended December 31, 1999 and the fiscal year ended July 31, 1999 are derived from the audited financial statements of Enova. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, including the notes thereto, appearing elsewhere in this 10K.

	As of and for the year ended December 31 (in thousands, except per share data). 2003	2002	2001	2000	Five Months Ended Dec. 31, 1999	Fiscal Year Ended July 31, 1999
NET SALES	$4,310	$ 4,455	$ 3,780	$ 2,883	$ 629	$ 2,774
COST OF SALES	3,304	3,784	2,783	2,013	377	1,460
GROSS MARGIN	1,006	671	997	870	252	1,314
OTHER COSTS AND EXPENSES						
Research and Development	799	1,152	879	626	262	499
Selling, general and administrative	2,919	2,837	2,894	1,999	796	1,141
Interest and financing fees	234	199	113	174	244	724
Other expenses (income)	200		(7)	6		(41)
Gain on Warranty Reevaluations						(474)
Equity in losses	40					
Legal Settlements		81	900	75	125	
Total other costs and expenses	4,192	4,269	4,779	2,880	1,427	1,849
LOSS FROM CONTINUING OPERATIONS	(3,186)	(3,598)	(3,782)	(2,010)	(1,175)	(535)
GAIN ON DEBT RESTRUCTURING			354	1,551	214	140
NET LOSS	$(3,186)	$(3,598)	$(3,428)	$(459)	$(961)	$(395)
PER COMMON SHARE:						
Loss from continuing operations	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Gain on debt restructuring				0.01		
Net loss per common share	$(0.01)	$(0.01)	$(0.01)	$0.00	$(0.01)	$(0.01)
WEIGHTED AVERAGE NUMBER						
COMMON SHARES OUTSTANDING	334,840	326,390	275,189	235,199	251,994	152,077
Total Assets	$4,870	$6,224	$4,340	$3,094	$2,697	$3,940
Long-term debt	$3,347	$3,332	$3,332	$3,332	$3,332	$3,332
Shareholder's equity (deficit)	$(864)	$287	$(232)	$(1,648)	$(5,015)	$(7,316)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read this Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our 2003 Financial Statements and Notes thereto. The matters addressed in this Management's Discussion and Analysis of Financial Condition and Results of Operations, with the exception of the historical information presented contains certain forward-looking statements involving risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading "Certain Factors That May Affect Future Results" and elsewhere in this report.

Cautionary Note on Forward-looking Statements

Some of the matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Form 10-K include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those

implied by the forward-looking statements. These forward-looking statements are made as of the date of this Form 10-K, and, except as required under applicable securities law, we assume no obligation to update them or to explain the reasons why actual results may differ.

OVERVIEW

Enova Systems develops and produces advanced software, firmware and hardware for applications in the growing alternative power industry. Our focus is digital power conversion, power management, and system integration, for two broad market applications – vehicle power generation and stationary power generation.

Enova's products and systems are the enabling technologies for power systems. Without them, power cannot be converted into the appropriate form required by the vehicle or device; and without them, power is not properly managed to protect the battery, vehicle or device, and user.

Specifically, we develop, design and produce drive systems and related components for electric, hybrid-electric, fuel cell and microturbine-powered vehicles. We also develop, design and produce power management and power conversion components for stationary power generation – both on-site distributed power and on-site telecommunications back-up power applications. These stationary applications also employ fuel cells, microturbines and advanced batteries for power storage and generation. Additionally, Enova performs significant research and development to augment and support others' and our internal related product development efforts.

The financial statements present the financial position of Enova Systems, Inc. as of December 31, 2003 and 2002 and the results of operations and cash flows for the year ended December 31, 2003, 2002 and 2001.

Critical Accounting Policies

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 of the notes to the financial statements includes a summary of the significant accounting policies and methods used in the preparation of our financial statements. The following is a brief discussion of the more significant accounting policies and methods that we use.

Our discussion and analysis of our financial condition and result of operations are based on our financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The most significant estimates and assumptions relate to revenue recognition and potential allowances for doubtful accounts. Actual amounts may differ from such estimates under different assumptions or conditions. The following summarizes our critical accounting policies and significant estimates used in preparing our consolidated financial statements:

- The first-in, first-out (FIFO) method to value our inventories;
- The intrinsic value method, or APB Opinion No. 25, to account for our stock options;
- Review of customers' receivable to determine the need for an allowance for credit losses based on estimates of customers' ability to pay. If the financial condition of our customers were to deteriorate, an allowance may be required.

These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results is included in the footnotes to our financial statements.

LIQUIDITY AND CAPITAL RESOURCES

We have experienced cash flow shortages due to operating losses primarily attributable to research, development, marketing and other costs associated with our strategic plan as an international developer and supplier of electric propulsion and power management systems and components. Cash flows from operations have not been sufficient to meet our obligations. Therefore, we have had to raise funds through several financing transactions. At least until we reach breakeven volume in sales and develop and/or acquire the capability to manufacture and sell our products profitably, we will need to continue to rely on cash from external financing sources. Enova is seeking new investment capital to fund research and development and create new market opportunities. In order to fuel our growth in the stationary power market, we will need additional capital to further these development programs and augment our intellectual properties. The Company believes that at least through fiscal 2004, assuming there are no unanticipated material

For the year ended December 31, 2003, interest and financing fees increased by $22,000 to $242,000, an increase of 10%. The increase was due solely to an increase in 2003 in the interest rate on the Note due the Credit Managers Association of California for $3.2 million per the terms of the Note.

Our $3,186,000 net loss for the year ended December 31, 2003 is $411,000 less than the loss incurred in 2002 of $3,598,000, a decrease of 11%. Excluding the bad debt charge of $595,000 for the AVS bankruptcy and the write-down of the Hawaii tram of $200,000, our loss for the year would be $1,206,000 less, or $2,392,000 for the year ended December 31, 2003, over 34% lower than that incurred in 2002. This decrease is a significant milestone in Enova's goal to break-even in the near future. Management will continue to seek operational efficiencies and methods to reduce manufacturing and overhead costs as well as increase revenues to achieve this goal of profitability.

Ballard Power Systems

Our development and production program with Ballard Power Systems for low voltage 30kW electric drive system components for use in Ford's Global Th!nk City was terminated by Ford and Th!nk Nordic in early 2003, as previously reported. Under the terms of the contract, Ballard is liable for all costs incurred by Enova which are normally associated with the production including inventory and other development or production costs. We invoiced Ballard for approximately $952,000 for work-in-process inventory and other additional material, tooling and engineering costs for the initial production of the drive system component. Of this amount, Ballard remitted $580,400 during the second quarter of 2003. In October 2003, Enova and Ballard reached a settlement on all remaining balances due wherein Enova will receive $198,125 in cash and title to all inventory, raw materials, tooling and equipment in its possession that is associated with the program. The Company intends to sell such in the resale markets. The Company believes that the resale market value of the inventory and equipment will amount to at least the value of the remainder balance of the receivable of approximately $173,000.

Hyundai-Enova Innovative Technology Center

In September 2003, Enova and Hyundai Heavy Industries, Co. Ltd. (HHI) funded the Hyundai-Enova Innovative Technology Center (HEITC) to be located at Enova's Torrance headquarters. In connection with the Joint Venture Agreement entered into between the two parties in March 2003, HHI purchased $1,500,000 of common stock of Enova Systems, Inc. HHI purchased 23,076,923 shares representing a 6.2% ownership in Enova, Inc. Of this amount, Enova invested $1,000,000 in the HEITC for a forty percent (40%) ownership interest. HHI invested an additional $1,500,000 for a sixty percent (60%) ownership interest in the HEITC. Furthermore, in June of 2004, HHI will invest an additional $3,000,000 in Enova and HEITC under the same terms as the initial investment, subject to stock price adjustments, in accordance with the Joint Venture Agreement. The joint venture company officially opened in November 2003 to pursue advanced research and development in hybrid automotive and stationary applications for fuel cell technologies.

Years Ended December 31, 2002 and 2001

Net sales of $4,455,000 for the twelve months ended December 31, 2002 increased $675,000 or 18% from $3,780,000 during the same period in 2001. Our revenue base is shifting to higher concentration in product sales as we expand our market penetration in these areas. Accordingly, we have added this delineation in our financial statement representation for sales and costs of sales. Product sales as a percentage of total revenues increased to 59% in 2002 as compared with 26% of total revenues in 2001. Sales of our Panther 240kW, 120kW and 90kW drive systems accounted for a majority of our product sales. We believe this trend will continue over the next several years. We continue to seek out and contract for new development programs with both our current partners such as Ford, the DOT and Hyundai, as well as creating new alliances with other vehicle manufacturers and energy companies. Furthermore, we believe that markets are developing for our stationary process and power control and conversion systems in which we intend to gain market share.

Cost of sales consists of component and material costs, direct labor costs, integration costs and overhead related to manufacturing our products. Product development costs incurred in the performance of engineering development contracts for the U.S. Government and private companies are charged to cost of sales for this contract revenue. During 2002, we established several new customers, such as AVS, Tomoe and MMT, in the heavy-duty drive system market which required additional integration and support services to customize, integrate and evaluate our products. We believe these costs to be initial, one-time costs for these customers and anticipate similar costs to be incurred as we gain additional market share. During the year ended December 31, 2002, we charged off approximately $200,000 in obsolete inventory and other engineering costs related to the cancellation of the Ballard/Ford Th!nk program. A portion of these costs may be recoverable in 2003 from Ballard, however, we can give no assurance at this time that such reimbursement will occur. Due to the increase in net sales, the aforementioned costs, the Ballard program cancellation and other inventory adjustments, cost of sales of $3,784,000 for the year ended December 31, 2002 reflect an increase of $1,001,000, or 36%, from $2,783,000 for the year ended December 31, 2001. Our product line is well established. As we increase our sales volume, we believe the costs associated with manufacturing and integrating these products should continue to decrease, improving our gross margins.

Research and development expenses consist primarily of personnel, facilities, equipment and supplies for our research and development activities. Non-funded development costs are reported as research and development expense. Research and development expense increased in 2002 to $1,152,000 from $879,000 for the same period in 2001, an increase of $273,000, or 31%. During 2002, we continued to expend funds for research and development for new technologies to enhance existing products as well as develop new products in the areas of mobile and stationary power management and conversion. Programs included our 240kW drive system, advanced power management systems for fuel cells, a Panther 90kW Dual Motor drive system, a diesel generation engine/motor system for our heavy-duty drive systems, a 18kW on-board charger system and upgrades and improvements to our current power conversion and management components. Additionally, we are enhancing our technologies to be more universally adaptable to the requirements of our current and prospective customers. By modifying our software and firmware, we believe we should be able to provide a more comprehensive, adaptive and effective solution to a larger base of customers and applications. During 2002, we expended additional resources toward these types of programs and therefore modified our allocation of engineering costs to reflect this shift. We will continue to research and develop new technologies and products, both internally and in conjunction with our alliance partners and other manufacturers as we deem beneficial to our global growth strategy. Our joint venture advanced technology center with HHI, as previously reported, is a specific example of this strategy.

Selling, general and administrative expenses consist primarily of personnel and related costs of sales and marketing employees, consulting fees and expenses for travel, trade shows and promotional activities and personnel and related costs for general corporate functions, including finance, accounting, strategic and business development, human resources and legal. Selling, general and administrative expense decreased in the year ended December 31, 2002 to $2,837,000 from $2,894,000 for the similar period in 2001. We are continually reviewing operations to lower over head costs and increase operational efficiencies. During 2002, legal and accounting fees of approximately $318,000 in conjunction with two Form S-1 Registration Statements, required quarterly, annual and other periodic SEC filings, as well as compliance with the Sarbanes-Oxley Act of 2002 and other legal matters, accounted for the majority of these expenses. We believe these professional fees should not increase significantly in 2003, however due to the increased regulatory oversight of public companies and additional legal and accounting obligations mandated by Sarbanes-Oxley, we can make no assurance that increases will not occur.

For the year ended December 31, 2002, interest and financing fees increased by $86,000 to $199,000, an increase of 76%. The increase was due primarily to an increase in the rate on the Note due the Credit Managers Association of California for $3.2 million per its terms and additional lease financings for equipment during 2002.

Our net loss for the year ended December 31, 2002 of $3,598,000 is comparable to the loss incurred in 2001 of $3,428,000, however we believe the components of the 2002 net loss should provide much greater near and long-term benefits to Enova. Certain factors, such as the Ballard program cancellation, could not be anticipated and did contribute substantially to the net loss from operations. Other elements however, such as the increased funding levels for development of new systems and enhancement of current systems, we believe, will provide opportunities for increased sales and market share capture in 2003 and beyond. Depending on the level of externally funded engineering programs, additional internal funds may be expended to maintain or improve our technologies to remain competitive in the market.

Our basic strategy continues toward increased research and development and increased marketing and administrative operations relating to further establishing ourselves as one of the key players in the mobile power conversion and management markets and to develop new systems for the stationary markets. During 2002, we experienced increased demand and recognition of our products and expertise in theses markets, thus increasing our revenue base, and we shall continue to increase engineering, production, and support personnel as we deem necessary to meet our current and prospective customer needs.

Recent accounting pronouncements - The Financial Accounting Standards Board (FASB) has not issued any new accounting pronouncements that will have an impact on our financial statements.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

This Form 10-K contains forward looking statements concerning our existing and future products, markets, expenses, revenues, liquidity, performance and cash needs as well as our plans and strategies. These forward-looking statements involve risks and uncertainties and are based on current management's expectations and we are not obligated to update this information. Many factors could cause actual results and events to differ significantly from the results anticipated by us and described in these forward looking statements including, but not limited to, the following risk factors.

Net Operating Losses. We have experienced recurring losses from operations and had an accumulated deficit of $97,078,000 at December 31, 2003. There is no assurance, however, that any net operating losses will be available to us in the future as an offset against future profits for income tax purposes.

Continued Losses. For the year ended December 31, 2003, 2002 and 2001, we had net losses of $3,186,000, $3,598,000, and $3,428,000, respectively, on sales of $4,310,000, $4,455,000, and $3,780,000, respectively.

Nature of Industry. The mobile and stationary power markets, including electric vehicle and hybrid electric vehicles, continue to be subject to rapid technological change. Most of the major domestic and foreign automobile manufacturers: (1) have already produced electric and hybrid vehicles, and/or (2) have developed improved electric storage, propulsion and control systems, and/or (3) are now entering or have entered into production, while continuing to improve technology or incorporate newer technology. Various companies are also developing improved electric storage, propulsion and control systems. In addition, the stationary power market is still in its infancy. A number of established energy companies are developing new technologies. Cost-effective methods to reduce price per kilowatt have yet to be established and the stationary power market is not yet viable.

Our current products are designed for use with, and are dependent upon, existing technology. As technologies change, and subject to our limited available resources, we plan to upgrade or adapt our products in order to continue to provide products with the latest technology. We cannot assure you, however, that we will be able to avoid technological obsolescence, that the market for our products will not ultimately be dominated by technologies other than ours, or that we will be able to adapt to changes in or create "leading–edge" technology. In addition, further proprietary technological development by others could prohibit us from using our own technology.

Our industry is affected by political and legislative changes. In recent years there has been significant public pressure to enact legislation in the United States and abroad to reduce or eliminate automobile pollution. Although states such as California have enacted such legislation, we cannot assure you that there will not be further legislation enacted changing current requirements or that current legislation or state mandates will not be repealed or amended, or that a different form of zero emission or low emission vehicle will not be invented, developed and produced, and achieve greater market acceptance than electric or hybrid electric vehicles. Extensions, modifications or reductions of current federal and state legislation, mandates and potential tax incentives could also adversely affect our business prospects if implemented.

Changed legislative climate. Because vehicles powered by internal combustion engines cause pollution, there has been significant public pressure in Europe and Asia, and enacted or pending legislation in the United States at the federal level and in certain states, to promote or mandate the use of vehicles with no tailpipe emissions ("zero emission vehicles") or reduced tailpipe emissions ("low emission vehicles"). Legislation requiring or promoting zero or low emission vehicles is necessary to create a significant market for electric vehicles. The California Air Resources Board (CARB) is continuing to modify its regulations regarding its mandatory limits for zero emission and low emission vehicles. Furthermore, several car manufacturers have challenged these mandates in court and have obtained injunctions to delay these mandates.

There are substantial risks involved in the development of unproven products. In order to remain competitive, we must adapt existing products as well as develop new products and technologies. In fiscal years 2002 and 2003 we spent in excess of $1.9 million on research and development of new products and technology. Despite our best efforts a new product or technology may prove to be unworkable, not cost effective, or otherwise unmarketable. We can give you no assurance that any new product or technology we may develop will be successful or that an adequate market for such product or technology will ever develop.

We may be unable to effectively compete with other companies who have significantly greater resources than we have. Many of our competitors, in the automotive, electronic and other industries, are larger, more established companies that have substantially greater financial, personnel, and other resources than we do. These companies may be actively engaged in the research and development of power management and conversion systems. Because of their greater resources, some of our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sales of their products than we can. We believe that developing and maintaining a competitive advantage will require continued investment in product development, manufacturing capability and sales and marketing. We cannot assure you however that we will have sufficient resources to make the necessary investments to do so. In addition, current and potential competitors may establish collaborative relationships among themselves or with third parties, including third parties with whom we have relationships. Accordingly, new competitors or alliances may emerge and rapidly acquire significant market share.

Future equity financings may dilute your holdings in our company. We need to obtain additional funding through public or private equity or debt financing, collaborative agreements or from other sources. If we raise additional funds by issuing equity securities, current shareholders may experience significant dilution of their holdings. We may be unable to obtain adequate financing on acceptable terms, if at all. If we are unable to obtain adequate funds, we may be required to reduce significantly our spending and delay, scale back or eliminate research, development or marketing programs, or cease operations altogether.

Potential intellectual property, shareholder or other litigation could adversely impact our business. Because of the nature of our business, we may face litigation relating to intellectual property matters, labor matters, product liability or shareholder disputes. Any litigation could be costly, divert management attention or result in increased costs of doing business. Although we intend to vigorously defend any future lawsuits, we cannot assure you that we would ultimately prevail in these efforts. An adverse judgment could negatively impact the price of our common stock and our ability to obtain future financing on favorable terms or at all.

We may be exposed to product liability or tort claims if our products fail, which could adversely impact our results of operations. A malfunction or the inadequate design of our products could result in product liability or other tort claims. Accidents involving our products could lead to personal injury or physical damage. Any liability for damages resulting from malfunctions could be substantial and could materially adversely affect our business and results of operations. In addition, a well-publicized actual or perceived problem could adversely affect the market's perception of our products. This could result in a decline in demand for our products, which would materially adversely affect our financial condition and results of operations.

We are highly subject to general economic conditions. The financial success of our company is sensitive to adverse changes in general economic conditions, such as inflation, unemployment, and consumer demand for our products. These changes could cause the cost of supplies, labor, and other expenses to rise faster than we can raise prices. Such changing conditions also could significantly reduce demand in the marketplace for our products. We have no control over any of these changes.

We are an early growth stage company. Although our Company was originally founded in 1976, many aspects of our business are still in the early growth stage development, and our proposed operations are subject to all of the risks inherent in a start-up or growing business enterprise, including the likelihood of continued operating losses. Enova is relatively new in focusing its efforts on electric systems, hybrid systems and fuel cell management systems. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of an existing business, the development of new products and channels of distribution, and current and future development in several key technical fields, as well as the competitive and regulatory environment in which we operate.

We operate in a highly regulated business environment and changes in regulation could impose costs on us or make our products less economical. Our products are subject to federal, state, local and foreign laws and regulations, governing, among other things, emissions as well as laws relating to occupational health and safety. Regulatory agencies may impose special requirements for implementation and operation of our products or may significantly impact or even eliminate some of our target markets. We may incur material costs or liabilities in complying with government regulations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations and requirements that may be adopted or imposed in the future.

We are highly dependent on a few key personnel and will need to retain and attract such personnel in a labor competitive market. Our success is largely dependent on the performance of our key management and technical personnel, including Carl Perry, our Chief Executive Officer, Larry Lombard, our Acting Chief Financial Officer, Edward Moore, our Chief Operating Officer and Don Kang, our Vice President of Engineering the loss of one or more of whom could adversely affect our business. Additionally, in order to successfully implement our anticipated growth, we will be dependent on our ability to hire additional qualified personnel. There can be no assurance that we will be able to retain or hire other necessary personnel. We do not maintain key man life insurance on any of our key personnel. We believe that our future success will depend in part upon our continued ability to attract, retain, and motivate additional highly skilled personnel in an increasingly competitive market.

There are minimal barriers to entry in our market. We presently license or own only certain proprietary technology and, therefore, have created little or no barrier to entry for competitors other than the time and significant expense required to assemble and develop similar production and design capabilities. Our competitors may enter into exclusive arrangements with our current or potential suppliers, thereby giving them a competitive edge which we may not be able to overcome, and which may exclude us from similar relationships.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

None.

Item 8. Financial Statements and Supplementary Data

The response to this Item is submitted as a separate section of this Form 10-K. See Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On November 21, 2003, Enova Systems, Inc. ("Company") dismissed Moss Adams LLP ("Moss Adams") as its independent auditors and engaged Singer, Lewak, Greenbaum & Goldstein ("SLGG") as its independent auditors to audit its financial statements for its year ending December 31, 2003. This decision was approved by the Board of Directors of the Company. Prior to such engagement, the Company did not consult with SLGG regarding the application of accounting principles to a specific, completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements.

During the fiscal years ended December 31, 2001 and 2002, and the subsequent interim period through the date of Moss Adams dismissal, November 21, 2003, there have been no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moss

Adams, would have caused it to make reference to the subject matter of the disagreements in connection with its reports, except the following:

In connection with the audit of the Company's financial statements for the year ended December 31, 2002, Moss Adams had a disagreement with the Company over the valuation of inventory.

In connection with the review of the Company's financial statements for the quarter ended September 30, 2003, Moss Adams had a disagreement with the Company over the allowance for uncollectible receivables.

The audit committee of the Board of Directors and the management of the Company discussed each of these disagreements with Moss Adams and resolved the matters to each party's satisfaction prior to the filing of the Company's Form 10-K for the year ended December 31, 2002 and Form 10-Q for the quarter ended September 30, 2003, respectively. The Company has authorized Moss Adams to respond fully to inquiries from SLGG concerning the matters described in this section.

Item 9A. Controls and Procedures

An evaluation was carried out by Carl D. Perry, the Company's Chief Executive Officer and then Acting Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2003. Based upon that evaluation, the Chief Executive Officer and then Acting Chief Financial Officer concluded that these disclosure controls and procedures were effective. During the period covered by this report, there have been no changes in the Company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

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PART III

Item 10. Directors and Executive Officers of the Registrant

The following table sets forth certain information with respect to the current Directors and executive officers of Enova:

Name	Age	Position
Anthony N. Rawlinson	48	Chairman of the Board
Carl D. Perry	71	Chief Executive Officer, President and Director
Edwin O. Riddell (1)	61	Director
Dr. Malcolm Currie (1)	77	Director
John J. Micek, III (2)	51	Director
Donald H. Dreyer (2)	66	Director
John Wallace	55	Director
Larry B. Lombard	43	Acting Chief Financial Officer
Edward M. Moore	42	Chief Operating Officer

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

Anthony N. Rawlinson, Chairman of the Board. Mr. Rawlinson was appointed non-executive Chairman of the Board in July 1999. Since 1996, Mr. Rawlinson has been Managing Director of the Global Value Investment Portfolio Management Pte. Ltd., a Singapore based International Fund Management Company managing discretionary equity portfolios for institutions, pension funds and clients globally. Mr. Rawlinson has more than twenty years experience in international fund management. Mr. Rawlinson is a specialist in analysis and investment in high technology companies. From 1996 to 1999, Mr. Rawlinson was Chairman of IXLA Ltd., an Australian public company in the field of PC photography software and its wholly-owned subsidiary, photohighway.com. Mr. Rawlinson is also a Chairman of Cardsoft, Inc., a high technology software company with secure java based solutions for mobile phones and handheld devices.

Carl D. Perry, Chief Executive Officer, President and Director. Mr. Perry served as a Director and as an Executive Vice President of the Company from July 1993 until November 1997. In November 1997, Mr. Perry was elected as Chairman of the Board and Chief Executive Officer of the Company, and was elected President in June 1999. In July 1999, Mr. Perry resigned his position as Chairman of the Board to allow Mr. Anthony N. Rawlinson to become Chairman. Mr. Perry continues as Chief Executive Officer and President and as a Director. He served as Acting Chief Financial Officer of the Company from November 1997 to March 2004. Prior to joining the Company, he was an international aerospace and financial consultant from 1989 to 1993. Mr. Perry served as Executive Vice President of Canadair Ltd. (now known as Bombadier), Canada's largest aerospace corporation, from 1984 to 1989, where he conducted strategic planning, worldwide marketing, and international joint ventures. From 1979 to 1983, Mr. Perry served as Executive Vice President of the Howard Hughes Helicopter Company, now known as Boeing Helicopter Company, where he was responsible for general management, worldwide business development, and international operations.

Malcolm R. Currie, Ph.D, Director. Dr. Currie was re-elected to the Board of Directors in 1999. Dr. Currie had served as a Director of the Company from 1995 through 1997. From 1986 until 1992, Dr. Currie served as Chairman and Chief Executive Officer of Hughes Aircraft Co., and from 1985 until 1988, he was the Chief Executive Officer of Delco Electronics. His career in electronics and management has included research with many patents and papers in microwave and millimeter wave electronics, laser, space systems, and related fields. He has led major programs in radar, commercial satellites, communication systems, and defense electronics. He served as Undersecretary of Defense for Research and Engineering, the Defense Science Board, and currently serves on the Boards of Directors of LSI Logic, Inamed Corp., Innovative Micro Technology, Regal One, and Currie Technologies. He is past president of the American Institute of Aeronautics and Astronautics, and is a Member of the Board of Trustees of the University of Southern California.

Edwin O. Riddell, Director. Mr. Riddell has served as a Director of the Company since June 1995. From March 1999 to the present, Mr. Riddell has been President of CR Transportation Services, a consultant to the electric vehicle industry.

From January 1991 to March 1999, Mr. Riddell has served as Manager of the Transportation Business Unit in the Customer Systems Group at the Electric Power Research Institute in Palo Alto, California, and from 1985 until November 1990, he served with the Transportation Group, Inc. as Vice President, Engineering, working on electric public transportation systems. From 1979 to 1985, he was Vice President and General Manager of Lift U, Inc., the leading manufacturer of handicapped wheelchair lifts for the transit industry. Mr. Riddell has also worked with Ford, Chrysler, and General Motors in the area of auto design (styling), and has worked as a member of senior management for a number of public transit vehicle manufacturers. Mr. Riddell has been a member of the American Public Transportation Association's (APTA) Member Board of Governors for over 15 years, and has served on APTA's Board of Directors. Mr. Riddell was also Managing Partner of the U.S. Advanced Battery Consortium.

John R. Wallace, Director. Mr. Wallace was elected as a Director of the Company in 2002. Mr. Wallace retired from the Ford Motor Company in 2002, and is currently serving as a consultant to the Company for fuel cell and hybrid electric vehicle strategy. Prior to his retirement, he was executive director of TH!NK Group. He has been active in Ford Motor Company's alternative fuel vehicle programs since 1990, serving first as: Director, Technology Development Programs; then as Director, Electric Vehicle Programs; Director, Alternative Fuel Vehicles and finally Director, Environmental Vehicles. He is past Chairman of the Board of Directors of TH!NK Nordic; he is past chairman of the United States Advanced Battery Consortium; Co-Chairman of the Electric Vehicle Association of the Americas, and past Chairman of the California Fuel Cell Partnership. He served as Director of Ford's Electronic Systems Research Laboratory, Research Staff, from 1988 through 1990. Prior to joining Ford Research Staff, he was president of Ford Microelectronics, Inc., in Colorado Springs. His other experience includes work as program manager with Intel Corporation. He also served as Director, Western Development Center, for Perkin-Elmer Corporation and as President of Precision Microdesign, Inc.

Donald H. Dreyer, Director. Mr. Dreyer was elected a Director of the Company in January 1997. Mr. Dreyer is President and CEO of Dreyer & Company, Inc., a consultancy in credit, accounts receivable and insolvency services, which he founded in 1990. Mr. Dreyer has served as Chairman of the Board of Credit Managers Association of California during the 1994 to 1995 term and remains a current member. Mr. Dreyer is also a member of the American Bankruptcy Institute and the National Advisory Committee of Dun & Bradstreet, Inc.

John J. Micek III, Director. Mr. Micek was elected a Director of the Company in April 1999. Mr. Micek served as the Company's Vice President, General Counsel and Secretary from March 1994 to March 1997. From June 1997 to August 1998, Mr. Micek was COO of Pelion Systems, Inc. Mr. Micek is currently Managing Director of Silicon Prairie Partners, LP. He also is a practicing attorney specializing in corporate finance and business development in Palo Alto, CA. He is a Board Member of Universal Warranty and also sits on the boards of UTEK Corp., Pelion Systems, Inc., Universal Assurors Agency, Inc., and Armanino Foods.

Larry B. Lombard, Acting Chief Financial Officer. Mr. Lombard was appointed Acting Chief Financial Officer in March 2004. He has served as Director of Finance and Administration at Enova Systems, Inc. since 1998. Mr. Lombard has over twenty years experience in management and finance for a wide range of companies including software development, insurance, petroleum and banking. He received his BA in Business Economics, University of California at Los Angeles and his MBA in Global Management from the University of Phoenix.

Edward M. Moore, Chief Operating Officer. Mr. Moore was appointed Chief Operating Officer in March 2004. He has served as Vice President, Marketing and Sales at Enova Systems, Inc. since 2000. Mr. Moore was vice president, sales for E-Bus from 1999 to 2000. Mr. Moore has experience in creating and implementing strategic marketing plans for both domestic and international markets. He has an extensive background in the alternative fuels and drive system industry, having worked with GM Hughes, AeroEnvironment and E-Bus in both the technology and marketing fields. He received his BS, Occupational Education from Southern Illinois University and his MBA from the University of Phoenix.

Relationships Among Directors or Executive Officers

There are no family relationships among any of the Directors or executive officers of Enova.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires our Directors, executive officers and persons who own more than 10% of our Common Stock (collectively, "Reporting Persons") to file reports of ownership and changes in ownership of our Common Stock to the Securities and Exchange Commission ("SEC"). Copies of these reports are also required to be delivered to Enova.

We believe, based solely on our review of the copies of such reports received or written representations from certain Reporting Persons, that each of Messrs. Rawlinson, Riddell, Currie, Micek, Wallace and Dreyer, each of whom is a Director of Enova, and James M. Strock (who resigned as a Director of Enova in March 2004), failed to file on a timely basis three separate

Form 4s, each of which Form 4 reported one transaction, namely the issuance of shares of Common Stock in partial payment of directors' fees for August and November 2003 and February 2004.

Code of Ethics

Enova has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and all persons performing similar functions, if any. We will provide to any person without charge, upon request, a copy of such code of ethics. Requests should be made in writing to:

Enova Systems, Inc.
Larry Lombard, Acting Chief Financial Officer
19850 S. Magellan Drive
Torrance, CA 90502

Item 11. Executive Compensation

Summary Compensation Table

The following table sets forth all compensation earned by our Chief Executive Officer and each of the other most highly compensated executive officers of Enova whose annual salary and bonus exceeded $100,000 for the years ended December 31, 2003, 2002 and 2001 (collectively, the "Named Executive Officers"). Mr. Carl D. Perry was the sole executive officer of Enova whose salary currently exceeded $100,000 as of December 31, 2003.

Name and Principal Position	SUMMARY COMPENSATION TABLE ANNUAL COMPENSATION		
	Year	Salary	Bonus
Carl D. Perry (1)	2003	139,615	--
Chief Executive Officer, Acting Chief	2002	150,000	$30,000 (earned in 2000)
Financial Officer and President	2001	160,989	--

(1) Mr. Perry was elected as Chief Executive Officer in November 1997. Mr. Perry's current salary is $120,000 per year, a 20% voluntary reduction from prior year's salary. Mr. Perry served as Acting Chief Financial Officer during the periods reflected in the above chart and through March 6, 2004.

Option/SAR Grants

No grants of stock options or stock appreciation rights ("SARs") were made during 2003 to the Named Executive Officer.

Option Exercises and Option Values

The Named Executive Officer did not exercise any options during the year ended December 31, 2003. All options of the Named Executive Officer expired prior to December 31, 2003 without exercise.

Compensation of Directors

In September 1999, our Board of Directors unanimously approved a compensation package for outside directors consisting of the following: for each meeting attended in person, each outside director is to receive $1,000 in cash and $2,000 of stock valued on the date of the meeting at the average of the closing ask and bid prices; for each telephonic Board meeting, each outside director is to receive $250 in cash and $250 of stock valued on the date of the meeting at the average of the closing ask and bid prices; for each meeting of a Board committee attended in person, the committee chairperson is to receive $500 in cash and $500 of stock valued on the date of the meeting at the average of the closing ask and bid prices. As of January 2002, this package was amended to include like compensation of $500 in cash and $500 in stock to all committee members in attendance at each committee meeting. All Directors are also reimbursed for out-of-pocket expenses incurred in connection with attending Board and committee meetings. For and with respect to fiscal 2003, 754,167 shares of Common Stock were issued under the above compensation plan for Directors. As of March 22, 2004, an aggregate of 2,938,529 shares have been issued under the above compensation plan for Directors since its inception in September 1999.

James M. Strock

The Company has entered into a consulting agreement with James Strock & Company, a corporation wholly owned by James M. Strock. Mr. Strock served as a Director of the Company from July 2000 until his resignation in March 2004. Under the terms of that consulting agreement, the Company retained Mr. Strock's services for a minimum monthly retainer of $3,000 plus reasonable expenses. This consulting agreement was terminated in April 2003. During 2003, the Company paid Mr. Strock $17,000 in cash for consulting services and expenses and $12,000 for directors fees (which latter amount includes the cash paid and the value of the stock issued to him pursuant to the outside directors' compensation package described above).

John R. Wallace

The Company has entered into a consulting agreement with John R. Wallace wherein the Company compensates Mr. Wallace at the rate of $1,500 per day plus reasonable expenses for consulting services rendered. Mr. Wallace is not compensated per this agreement when acting in the capacity of a director of the Company. During 2003, the Company paid Mr. Wallace $6,000 in cash for consulting services and expenses and $12,000 for directors fees (which latter amount includes the cash paid and the value of the stock issued to him pursuant to the outside directors' compensation package described above).

Donald Dreyer

The Company utilizes the consulting service of Donald Dreyer wherein the Company compensates Mr. Dreyer at the rate of $150 per hour plus reasonable expenses for consulting services rendered. Mr. Dreyer is not compensated when acting in the capacity of a director of the Company other than the fees noted above. During 2003, the Company paid Mr. Dreyer $10,000 in cash for consulting services and expenses and $12,000 for directors fees (which latter amount includes the cash paid and the value of the stock issued to him pursuant to the outside directors' compensation package described above).

Compensation Committee Interlocks and Insider Participation

The Compensation Committee held two meetings in the year ended December 31, 2003. The Compensation Committee currently consists of Mr. Edwin Riddell and Dr. Malcolm Currie, neither of who have been officers of the Company. The Compensation Committee's functions are to establish and apply the Company's compensation policies with respect to the Company's Executive Officers, and to administer the Company's stock option plans.

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Stock Performance Graph

The graph below compares the cumulative total shareholder return on our Common Stock with the cumulative total return on the Standard & Poor's Small Capitalization 600 Index and an index of peer companies selected by us. A group of five other electric vehicle companies comprise the peer group index.(1)

The period shown commences on December 31, 1998, and ends on December 31, 2003, the end of our last fiscal year. The graph assumes an investment of $100 on December 31, 1998 and the reinvestment of any dividends. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ENOVA SYSTEMS, INC., THE S & P SMALLCAP 600 INDEX
AND A PEER GROUP[1]



1200
1000
800
600
400
200
0
DOLLARS
12/98
12/99
12/00
12/01
12/02
12/03
ENOVA SYSTEMS, INC.
S & P SMALLCAP 600
PEER GROUP

* $100 invested on 12/31/98 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.
1 - Companies included in the peer group index are Amerigon, Inc. (ARGN), Electric Fuel Corp. (EFCX) - Electric Fuel Corp changed it's name to Arotech Corp. (ARTX), Energy Conversion Devices, Inc. (ENER), Unique Mobility (UQM), and Valence Technology, Inc. (VLNC).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of March 22, 2004, by (i) each shareholder known to the Company to own beneficially more than 5% of the Company's Common Stock; (ii) each of the Company's Directors; (iii) the Named Executive Officer; and (iv) all Executive Officers and Directors as a group. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table, based on information provided by such persons, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

Name	Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned (2)	Voting Percentage (3)
Jagen, Pty., Ltd. 9 Oxford Street, South Ybarra 3141 Melbourne, Victoria Australia	145,000,000	34.54%	37.81%
Hyundai Heavy Industries, Co. 1 Cheona-Dong, Dong-Ku Ulsan, Korea	23,076,923	5.50%	6.02%
Citibank N.A. 111 Wall Street, 8th Floor New York, NY 10043	31,405,754	7.48%	8.19%
Carl D. Perry c/o Enova Systems, Inc. 19850 South Magellan Drive Torrance, CA 90502	10,000,500	2.38%	2.61%
Anthony N. Rawlinson c/o Enova Systems, Inc. 19850 South Magellan Drive Torrance, CA 90502	25,389,806	6.05%	6.62%
John J. Micek III	1,473,596(4)	*	*
Edwin O. Riddell	634,803	*	*
Dr. Malcolm Currie	524,174	*	*
Donald H. Dreyer	433,858	*	*
John R. Wallace	145,238	*	*
Delphi Delco Electronics	1,278,720(5)	*	*
Jean Schulz	1,329,111(6)	*	*
Larry B. Lombard	1,800,000(7)	*	*
Edward M. Moore	2,063,923(8)	*	*
All directors and executive officers as a group (9 persons)	42,465,442(9)	10.12%	10.42%

* Indicates less than 1%

(1) Number of Common Stock shares includes Series A Preferred Stock, Series B Preferred Stock and Common Stock shares issuable pursuant to stock options, warrants and other securities convertible into Common Stock beneficially held by the person or class in question which may be exercised or converted within 60 days after March 22, 2004.

(2) The percentages are based on the number of shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock owned by the shareholder divided by the sum of: (i) the total Common Stock outstanding, (ii) the Series A Preferred Stock owned by such shareholder; (iii) the Series B Preferred Stock owned by such shareholder; and (iv)

Common Stock issuable pursuant to warrants, options and other convertible securities exercisable or convertible by such shareholder within sixty (60) days after March 22, 2004.

(3) The percentages are based on the number of shares of Common Stock, Series A Preferred Stock and/or Series B Preferred Stock owned by the shareholder divided by the sum of: (i) the total Common Stock outstanding, (ii) the total Series A Preferred Stock outstanding and (iii) the total Series B Preferred Stock outstanding. This percentage calculation has been included to show more accurately the actual voting power of each of the shareholders, since the calculation takes into account the fact that the outstanding Series A Preferred Stock and Series B Preferred Stock are entitled to vote together with the Common Stock as a single class on certain matters to be voted upon by the shareholders.

(4) Includes 1,000,000 shares of Common Stock issued to Silicon Prairie Partners, LP, a limited partnership in which John J. Micek III is the general partner.

(5) The number of shares shown represents the ownership of 639,360 shares of Series B Preferred Stock, each of which is convertible into two shares of Common Stock. These 639,360 shares represent more than 5% of the outstanding shares of Series B Preferred Stock.

(6) The number of shares shown represents the ownership of 1,329,111 shares of Series A Preferred Stock, each of which is convertible into one share of Common Stock. These 1,329,111 shares represent more than 5% of the outstanding shares of Series A Preferred Stock.

(7) Includes 1,000,000 shares of Common Stock issuable pursuant to stock options exercisable at a price of $.16.

(8) Includes 2,033,467 shares of Common Stock issuable pursuant to stock options exercisable at prices from $.051 to $.20.

(9) Includes 3,033,467 shares of Common Stock issuable pursuant to stock options exercisable at prices from $.051 to $.20 per share and 1,000,000 shares of Common Stock issued to Silicon Prairie Partners, LP, a limited partnership in which John J. Micek III is the general partner.

Equity Compensation Plan Information

The following table provides information regarding our equity compensation plans as of December 31, 2003:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	21,156,000	$0.14	23,844,000
Equity compensation plans not approved by security holders	—	—	—
Total	21,156,000	$0.14	23,844,000

Our board of directors adopted the 1996 Employee and Consultant Stock Option Plan in October 1996 which was subsequently approved by our shareholders in May 1997. A total of 15,000,000 shares were reserved for issuance under the 1996 Plan. Options granted under the 1996 Plan may be either incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, or nonstatutory stock options. The 1996 Plan provides that options may be granted to employees (including officers and directors who are also employees), directors and consultants. Incentive stock options may only be granted to employees. In 1999, our board of directors and shareholders approved an amendment to the 1996 Plan to increase the number of shares of common stock reserved for issuance thereunder by 30,000,000 shares, bringing the total number of shares issuable under the 1996 Plan to 45,000,000. The share increase to the 1996 Plan assured that a sufficient reserve of common stock are available to provide us with the continuing opportunity to utilize equity incentives to attract and retain the services of employees essential to our long-term growth and financial success. A copy of the actual 1996 Plan document was previously filed with the Securities and Exchange Commission.

Options granted under the amended 1996 Plan will vest over such periods as may be determined by the board of directors and will generally have an exercise price equal to the closing price for our stock on the NASDAQ OTC Bulletin Board on the last trading day immediately prior to the date of grant. As of December 31, 2003, the Company had reserved 23,844,000 common shares for issuance under the 1996 Plan, as amended. Options to purchase 9,998,000 shares of Enova common stock were granted to employees in 2003.

In September 1999, our Board of Directors unanimously approved a compensation package for outside directors consisting of the following: for each meeting attended in person, each outside director is to receive $1,000 in cash and $2,000 of stock valued on the date of the meeting at the average of the closing ask and bid prices; for each telephonic Board meeting, each outside director is to receive $250 in cash and $250 of stock valued on the date of the meeting at the average of the closing ask and bid prices; for each meeting of a Board committee attended in person, the committee chairperson is to receive $500 in cash and $500 of stock valued on the date of the meeting at the average of the closing ask and bid prices. As of January 2002, this package was amended to include like compensation of $500 in cash and $500 in stock to all committee members in attendance at each committee meeting. For and with respect to fiscal 2003, 754,167 shares of Common Stock were issued under the above compensation plan for Directors. As of March 22, 2004, an aggregate of 2,938,529 shares have been issued under the above compensation plan for Directors since its inception in September 1999. Shares of common stock are not specifically allocated for this program other than those issued after each meeting.

Item 13. Certain Relationships and Related Transactions

The following are certain transactions entered into between Enova and its officers, directors and principal shareholders and their affiliates since January 1, 2003.

During 2003, Hyundai Heavy Industries, Co. (HHI) purchased 23,076,923 shares representing a 6.2% ownership in Enova, Inc. Additionally, during 2003, we purchased from HHI approximately $599,000 in components, materials and services for manufacture of our drive systems and power management systems. These purchases were made on terms and conditions equal to or better than our standard commercial terms with other vendors. At the year ended December 31, 2003, our outstanding payables balance due HHI was approximately $395,000.

Item 14. Principal Accountant Fees and Services

Singer, Lewak, Greenbaum & Goldstein were engaged on November 21, 2003 to audit our financial statements for the fiscal year ended December 31, 2003. Moss Adams, LLP served as our auditors prior to November 21, 2003 and audited our financial statements for the fiscal year ended December 31, 2002.

Audit Fees

The aggregate fees billed for the fiscal year ended December 31, 2003 for professional services rendered by Singer, Lewak, Greenbaum & Goldstein for the audit of Enova's financial statements for that fiscal year were $7,500.

The aggregate fees billed during the last two fiscal years for professional services rendered by Moss Adams, LLP for the audit of Enova's financial statements for the fiscal year ended December 31, 2002 and for its review of financial statements included in Enova's Form 10-Q-s during the last two fiscal years and other services that are normally provided by an accountant in connection with statutory and regulatory filings or engagements during such fiscal years were $87,210 for fiscal 2003 and $82,916 for fiscal 2002.

Audit-Related Fees

Singer, Lewak, Greenbaum & Goldstein did not perform for Enova any assurance and related services that were reasonably related to the performance of the audit of our financial statements for the fiscal year ended December 31, 2003.

Moss Adams, did not perform for Enova any assurance and related services that were reasonably related to the performance of the audit of our financial statements for the fiscal year ended December 31, 2003.

Tax Fees

Since November 21, 2003, Singer, Lewak, Greenbaum & Goldstein did not perform for Enova any tax compliance, tax advice and tax planning services.

Moss Adams, LLP did not perform for Enova any tax compliance, tax advice and tax planning services in fiscal 2002 or fiscal 2003.

All Other Fees

Neither Singer, Lewak, Greenbaum & Goldstein nor Moss Adams, LLP performed any other services for fees other than audit fees in fiscal 2002 or 2003.

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PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)1. Financial Statements

The financial statements filed as a part of this report are identified in the Index to Financial Statements on page F-1.

(a)2. Financial Statement Schedule

No financial statement schedules are filed as a part of this report.

(a)3. Exhibits

See Item 15 (c) for Index of Exhibits.

(b) Reports on Form 8-K

On December 1, 2003, Registrant filed a Form 8-K, with date of earliest event reported of November 21, 2003, reporting under items 4 and 7.

(c) Exhibits

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10K for the year ended December 31, 2000 filed on March 30, 2001 and incorporated herein by reference).
3.2	Bylaws of Registrant (filed as Exhibit 3.12 to the Registration Statement on Form 10 filed on November 29, 1994, and incorporated herein by reference).
4.1	Cashless Exercise Warrants dated October 25, 1996 issued to Fontal International, Ltd. (filed as Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended July 31, 1996, as filed on November 12, 1996, and incorporated herein by reference).
10.1	Form of Stock Option Agreement under 1993 Employee and Consultant Stock Plan (filed as Exhibit 10.15 to the Registration Statement on Form 10 filed on November 29, 1994, and incorporated herein by reference).
10.2	Form of Solar Electric Engineering, Inc. 1993 Employee and Consultant Stock Plan (filed as Exhibit 10.16 to the Registration Statement on Form 10 filed on November 29, 1994, and incorporated herein by reference).
10.3	Form of Confidential Private Placement Memorandum and Debt Restructuring Disclosure Statement of U.S. Electricar, Inc., dated January 2, 1996, delivered by Enova to certain of its unsecured trade creditors, including exhibits (filed as Exhibit 10.91 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 1996, as filed on March 18, 1996, and incorporated herein by reference).
10.4	Form of Stock Purchase, Note and Debt Exchange Agreement dated January 2, 1996 between Enova and certain unsecured trade creditors (filed as Exhibit 10.92 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 1996, as filed on March 18, 1996, and incorporated herein by reference).
10.5	Form of Indemnification Agreement (filed as Exhibit 10.63 to the Registration Statement on Form 10 filed on November 29, 1994, and incorporated herein by reference).
10.6	Form of Security Agreement made as of May 31, 1995, between Enova and Credit Managers Association of California, Trustee (filed as Exhibit 10.85 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 1996, as filed on June 14, 1996, and incorporated herein by reference).

10.7 Amended 1996 Employee and Consultant Stock Option Plan (filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for fiscal year ended July 31, 1999, as filed on October 29, 1999, and incorporated herein by reference).

10.8 Stock Purchase Agreement and Technology License Agreement dated February 27, 1997, by and between Enova and Hyundai Motor Company and Hyundai Electronics Industries Co., Ltd. (filed as Exhibit 10.98 to the Registrant's Quarterly Report on Form 10-Q for fiscal quarter ended January 31, 1997, as filed on March 14, 1997, and incorporated herein by reference).

10.9 Letter of Intent between Registrant and a domestic supplier, dated December 9, 1999, to design, develop and manufacture low voltage electric drive system components (filed as Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for fiscal year ended December 31, 2000 and incorporated herein by reference).

10.10 Put/Call Option to sell Itochu shares between Registrant and Carl D. Perry dated September 1, 1999 (filed as Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for fiscal year ended December 31, 2000 and incorporated herein by reference).

10.11 Agreement (redacted) between the Registrant and a customer dated June 14, 2001, to develop and produce power management systems. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for Six Months ended June 30, 2001 and incorporated herein by reference).

10.12 Agreement (redacted) between the Registrant and Eco Power Technology, dated June 12, 2001, to produce and sell power drive systems (filed as Exhibit 10.19 to Amendment No. 6 to the Registrant's Registration Statement on Form S-1, No. 333-85308, and incorporated herein by reference).

10.13 Agreement (redacted) between the Registrant and Tomoe Electro-Mechanical Engineering and Manufacturing, Inc., dated November 19, 2001, to produce and sell power drive systems (filed as Exhibit 10.20 to Amendment No. 6 to the Registrants Registration Statement on Form S-1, No. 333-85308, and incorporated herein by reference).

10.14 Agreement (redacted) between the Registrant and Moriah Corporation, dated January 22, 2002, to produce and sell power drive systems (filed as Exhibit 10.21 to Amendment No. 6 to the Registrant's Registration Statement on Form S-1, No. 333-85308, and incorporated herein by reference).

10.15 Form of Stock Purchase Agreement dated June 7, 2002 between Registrant and each of the selling shareholders listed in a Prospectus dated July 26, 2002 (filed as Exhibit 10.22 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1, No. 333-96829, and incorporated herein by reference).

10.16 Form of Registration Rights Agreement dated June 7, 2002 between Registrant and each of the selling shareholders listed in a Prospectus dated July 26, 2002 (filed as Exhibit 10.23 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1, No. 333-96829, and incorporated herein by reference).

10.17 Joint Venture Agreement (redacted**) to form advanced research and development corporation, dated as of March 18, 2003, by and between the Registrant and Hyundai Heavy Industries Co. Ltd. (filed as Exhibit 10.24 to the Registrant's Quarterly Report on Form 10-Q for Three Months ended March 31, 2003 and incorporated herein by reference).

10.18 Securities Purchase Agreement dated as of March 18, 2003, by and between the Registrant and Hyundai Heavy Industries Co. Ltd. (filed as Exhibit 10.25 to the Registrant's Quarterly Report on Form 10-Q for Three Months ended March 31, 2003 and incorporated herein by reference).

24* Power of Attorney (included on signature page)

31.1* Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002

31.2* Certification of Acting Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32* Certification Pursuant to 18 U.S.C. Section 1350

---

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENOVA SYSTEMS, INC.

By: /s/ Carl D. Perry
Carl D. Perry, Chief Executive Officer

Dated: March 30, 2004

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carl D. Perry, with full power to act alone, his true and lawful attorney-in-fact and agent, with full power of substitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the annual report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Carl D. Perry Carl D. Perry	Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2004
/s/ Larry B. Lombard Larry B. Lombard	Acting Chief Financial Officer (Principal Financial Officer)	March 30, 2004
/s/ Anthony N. Rawlinson Anthony N. Rawlinson	Chairman	March 30, 2004
/s/ Malcolm Currie Malcolm Currie	Director	March 30, 2004
/s/ Edwin O. Riddell Edwin O. Riddell	Director	March 30, 2004
/s/ John J. Micek, III John J. Micek, III	Director	March 30, 2004
/s/ Donald H. Dreyer Donald H. Dreyer	Director	March 30, 2004
/s/ John R. Wallace John R. Wallace	Director	March 30, 2004

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Carl D. Perry, certify that:

1. I have reviewed this annual report on Form 10-K of Enova Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and financial weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 30, 2004

/s/ Carl D. Perry
Carl D. Perry,
Chief Executive Officer

CERTIFICATION OF ACTING CHIEF FINANCIAL OFFICER

I, Larry B. Lombard, certify that:

1. I have reviewed this annual report on Form 10-K of Enova Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and financial weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 30, 2004

/s/ Larry B. Lombard
Larry B. Lombard,
Acting Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Enova Systems, Inc. (the "Company") on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Carl D. Perry, Chief Executive Officer, and Larry B. Lombard, Acting Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Carl D. Perry
Carl D. Perry
Chief Executive Officer
March 30, 2004

/s/ Larry B. Lombard
Larry B. Lombard
Acting Chief Financial Officer
March 30, 2004

This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

ENOVA SYSTEMS, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002, AND 2001

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP
Certified Public Accountants & Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Enova Systems, Inc.

We have audited the accompanying balance sheet of Enova Systems, Inc. as of December 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of Enova Systems, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Singer Lewak Greenbaum & Goldstein LLP

Los Angeles, California
March 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Enova Systems, Inc.

We have audited the accompanying balance sheet of Enova Systems Inc., as of December 31, 2002, and the statements of operations, stockholders' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enova Systems, Inc., as of December 31, 2002, and the results of its operations and cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MOSS ADAMS LLP

Santa Rosa, California
February 24, 2003

ENOVA SYSTEMS, INC.
BALANCE SHEETS
December 31,

ASSETS

	2003	2002
Current assets		
Cash and cash equivalents	$ 530,000	$ 1,868,000
Accounts receivable	803,000	1,256,000
Inventories and supplies	1,606,000	1,652,000
Note receivable - related party	8,000	32,000
Prepaid expenses and other current assets	78,000	107,000
Total current assets	3,025,000	4,915,000
Property and equipment, net	481,000	811,000
Investment	960,000	-
Other assets	404,000	498,000
Total assets	**$ 4,870,000**	**$ 6,224,000**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current liabilities		
Accounts payable	$ 768,000	$ 1,192,000
Line of credit	120,000	14,000
Accrued payroll and related expenses	120,000	240,000
Other accrued expenses	98,000	95,000
Current portion of notes payable	131,000	120,000
Current portion of capital lease obligations	23,000	28,000
Total current liabilities	1,260,000	1,689,000
Accrued interest payable	1,122,000	889,000
Capital lease obligations, net of current portion	5,000	27,000
Notes payable, net of current portion	3,347,000	3,332,000
Total liabilities	5,734,000	5,937,000

Commitments and contingencies

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY (Continued)

	2003	2002
Stockholders' equity		
Series A convertible preferred stock, no par value 30,000,000 shares authorized 2,820,000 and 2,824,000 shares issued and outstanding Liquidating preference at $0.60 per share, aggregating $1,692,000 and $1,706,000	$ 1,837,000	1,842,000
Series B convertible preferred stock, no par value 5,000,000 shares authorized 1,217,000 shares issued and outstanding Liquidating preference at $2 per share, aggregating $2,434,000	2,434,000	2,434,000
Common stock, no par value 500,000,000 shares authorized 378,341,000 and 345,194,000 shares issued and outstanding	86,054,000	84,026,000
Common stock subscribed	60,000	130,000
Stock notes receivable	(1,203,000)	(1,203,000)
Additional paid-in capital	7,031,000	6,949,000
Accumulated deficit	(97,077,000)	(93,891,000)
Total stockholders' equity	(864,000)	287,000
Total liabilities and stockholders' equity	**$ 4,870,000**	**$ 6,224,000**

The accompanying notes are an integral part of these financial statements.

ENOVA SYSTEMS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31,

	2003	2002	2001
Net revenues			
Research and development contracts	$ 1,889,000	$ 1,843,000	$ 2,813,000
Production	2,421,000	2,612,000	967,000
Total net revenues	4,310,000	4,455,000	3,780,000
Cost of revenues			
Research and development contracts	1,326,000	1,288,000	2,149,000
Production	1,978,000	2,496,000	634,000
Total cost of revenues	3,304,000	3,784,000	2,783,000
Gross profit	1,006,000	671,000	997,000
Other costs and expenses			
Research and development	799,000	1,152,000	879,000
Selling, general, and administrative	2,919,000	2,837,000	2,894,000
Interest and financing fees, net	234,000	199,000	113,000
Loss on disposal of property and equipment	-	-	(7,000)
Equity in losses	40,000	-	-
Asset impairement	200,000	-	-
Legal settlements	-	81,000	900,000
Total other costs and expenses	4,192,000	4,269,000	4,779,000
Loss from continuing operations	(3,186,000)	(3,598,000)	(3,782,000)
Extraordinary item			
Gain on debt restructuring	-	-	354,000
Net loss	**$ (3,186,000)**	**$ (3,598,000)**	**$ (3,428,000)**
Basic loss and diluted per share			
Loss from continuing operations	$ (0.01)	$ (0.01)	$ (0.01)
Gain on debt restructuring	-	-	-
Total basic and diluted loss per share	**$ (0.01)**	**$ (0.01)**	**$ (0.01)**
Weighted-average number of shares outstanding	**334,839,700**	**326,390,422**	**275,188,979**

The accompanying notes are an integral part of these financial statements.

ENOVA SYSTEMS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31,

	Convertible Preferred Stock											
	Series A		Series B		Common Stock		Common Stock Subscribed		Stock Notes Receivable	Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2000	2,844,000	$ 1,867,000	1,217,000	$ 2,434,000	244,249,000	$ 75,680,000	45,000	$ 13,000	$ (1,149,000)	$ 6,372,000	$ (86,865,000)	$ (1,648,000)
Issuance of common stock for												
Exercise of warrants					50,000,000	3,000,000						3,000,000
Exercise of options					1,805,000	181,000			(59,000)			122,000
Services					448,000	98,000	955,000	147,000				245,000
Legal settlement					6,000,000	900,000						900,000
Warrants issued for value participation agreement										577,000		577,000
Net loss	-		-		-		-				(3,428,000)	(3,428,000)
Balance, December 31, 2001	2,844,000	1,867,000	1,217,000	2,434,000	302,502,000	79,859,000	1,000,000	160,000	(1,208,000)	6,949,000	(90,293,000)	(232,000)
Conversion of Series A preferred stock	(20,000)	(25,000)			20,000	25,000						-
Issuance of common stock for												
Cash, net of offering costs of $206,000					41,100,000	3,904,000	1,000,000	100,000				4,004,000
Exercise of options					30,000	3,000						3,000
Services					1,242,000	190,000	(628,000)	(130,000)				60,000
Legal settlement					300,000	45,000						45,000
Stock notes receivable									5,000			5,000
Net loss											(3,598,000)	(3,598,000)

The accompanying notes are an integral part of these financial statements.

ENOVA SYSTEMS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31,

	Convertible Preferred Stock						Common Stock Subscribed		Stock	Additional		
	Series A		Series B		Common Stock				Notes	Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Total
Balance, December 31, 2002	2,824,000	$ 1,842,000	1,217,000	$ 2,434,000	345,194,000	$ 84,026,000	1,372,000	$ 130,000	$ (1,203,000)	$ 6,949,000	$ (93,891,000)	$ 287,000
Conversion of Series A preferred stock	(4,000)	(5,000)			4,000	5,000						-
Issuance of common stock for												
Cash					23,077,000	1,500,000						1,500,000
Issuance of subscribed common stock					1,000,000	100,000	(1,000,000)	(100,000)				-
Exercise of options					8,694,000	389,000						389,000
Stock option										82,000		82,000
Services					372,000	34,000	754,000	30,000				64,000
Net loss											(3,186,000)	(3,186,000)
Balance, December 31, 2003	**2,820,000**	**$ 1,837,000**	**1,217,000**	**$ 2,434,000**	**378,341,000**	**$ 86,054,000**	**1,126,000**	**$ 60,000**	**$ (1,203,000)**	**$ 7,031,000**	**$ (97,077,000)**	**$ (864,000)**

The accompanying notes are an integral part of these financial statements.

ENOVA SYSTEMS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

	2003	2002	2001
Cash flows from operating activities			
Net loss	$ (3,186,000)	$ (3,598,000)	$ (3,428,000)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	351,000	134,000	205,000
Bad debt expense	595,000	-	-
Provision for asset impairment	200,000	-	-
Equity in losses	40,000	-	-
Gain on debt restructuring	-	-	(210,000)
Issuance of common stock for services	34,000	60,000	245,000
Issuance of common stock for legal settlement	-	45,000	900,000
(Increase) decrease in			
Accounts receivable	(138,000)	(19,000)	(233,000)
Inventories and supplies	48,000	(727,000)	(520,000)
Related party receivable	24,000	25,000	25,000
Prepaid expenses and other current assets	29,000	(20,000)	(19,000)
Other assets	(14,000)	76,000	(39,000)
Increase (decrease) in			
Accounts payable and accrued expenses	(536,000)	1,112,000	(112,000)
Accrued interest payable	234,000	212,000	163,000
Net cash used in operating activities	(2,319,000)	(2,700,000)	(3,023,000)
Cash flows from investing activities			
Purchase of property and equipment	(113,000)	(613,000)	(219,000)
Net cash used in investing activities	(113,000)	(613,000)	(219,000)

The accompanying notes are an integral part of these financial statements.

ENOVA SYSTEMS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

	2003	2002	2001
Cash flows from financing activities			
Net increase from line of credit	$ 106,000	$ 14,000	$ -
Payments on notes payable and capital lease obligations	(1,000)	(24,000)	(11,000)
Proceeds from sale of common stock	600,000	4,210,000	-
Offering costs	-	(206,000)	-
Proceeds from exercise of warrants and options	389,000	3,000	3,122,000
Payments on stock notes receivable	-	5,000	-
Net cash provided by financing activities	1,094,000	4,002,000	3,111,000
Net increase (decrease) in cash and cash equivalents	(1,338,000)	689,000	(131,000)
Cash and cash equivalents, beginning of year	1,868,000	1,179,000	1,310,000
Cash and cash equivalents, end of year	**$ 530,000**	**$ 1,868,000**	**$ 1,179,000**
Supplemental disclosures of cash flow information			
Interest paid	**$ 9,000**	**$ 8,000**	**$ 5,000**
Income taxes paid	**$ -**	**$ -**	**$ -**
Supplemental schedule of non-cash investing and financing activities			
Equipment acquired under capital lease agreements	**$ -**	**$ 52,000**	**$ -**
Conversion of preferred stock to common stock	**$ (5,000)**	**$ 25,000**	**$ -**
Acquired investment under common stock purchase	**$ 1,000,000**	**$ -**	**$ -**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

General
Enova Systems, Inc. (the "Company") is a California corporation that develops drive trains and related components for electric, hybrid electric, and fuel cell systems for mobile and stationary applications. The Company retains development and manufacturing rights to many of the technologies created, whether such research and development is internally or externally funded. The Company develops and sells components in the United States and Asia, and sells components in Europe.

Liquidity
At December 31, 2003, the Company had a net working capital of approximately $1,765,000 as compared to $3,226,000 at December 31, 2002, representing a decrease of $1,461,000. This decrease is due mostly to losses from operations. Operating and investing activities used approximately $2,306,000 and $113,000, respectively, while financing activities provided $1,094,000.

During the year ended December 31, 2003, the Company reduced its headcount and other administrative expenses. The Company anticipates realizing the full impact of expense reductions in 2004. The Company's business plan for 2004 provides for raising additional capital in order to continue with the Company's operations until it becomes profitable. The Company will also continue to search for areas in which to further reduce expenses and increase sales.

In addition, additional payment of $500,000 is expected in June 2004 from HHI under the stock purchase agreement (Note 1), which will help the Company to fund its operations.

See Note 15 for additional funding.

Stock Purchase Agreement
The Company has entered into a joint venture agreement (the Agreement) with Hyundai Heavy Industries of Korea ("HHI") to create a joint venture corporation, Hyundai-Enova Innovative Technology Center (the "ITC") to be domiciled in Torrance, California. In conjunction with this Agreement, HHI and the Company entered into a stock purchase agreement in which HHI agreed to make a $3 million investment in the Company through the purchase of shares of the Company's authorized and unissued common stock pursuant to Regulation D of the Securities Act of 1933. This investment was to be made in two installments of $1.5 million each. The first installment was made upon incorporation of the ITC and in consideration for the issuance to HHI by the Company of 23,076,923 shares of common stock at $0.065 per share.

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS (Continued)

Stock Purchase Agreement (Continued)
The second installment of $1.5 million will be made one year after the first installment in consideration for the issuance to HHI of additional shares of the Company's common stock at a price per share equal to the average daily volume weighted closing price of the Company's common stock, as quoted on the NASDAQ OTC market (or successor trading market) for the three month period preceding the closing date of the second installment.

The Company agreed to invest $1 million of each installment into the ITC in consideration for the issuance to the Company of a 40% equity interest in the ITC (the balance of the installments, in the amount of $500,000 each, is to be retained by Enova). HHI will acquire a 60% equity interest in ITC by investing $3 million in the ITC in two installments of $1.5 million each, to be made concurrently with the two installment payments to be paid by HHI for the Company's common stock. At the conclusion of these transactions, HHI and the Company will have invested an aggregate of $5 million in the ITC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Revenue on engineering and research and development contracts is recognized at the completion of specified engineering or billing milestones, as set forth in each agreement. Revenues from sales of components are recognized when shipped and title passes to the customer.

Comprehensive Income
The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any changes in equity from non-owner sources.

Cash and Cash Equivalents
Highly liquid investments with an original maturity of three months or less are considered cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable
Receivables are reported at net realizable value and are considered past due when payments have not been received for 90 days. In general, receivables are charged off as uncollectible upon exhausting all avenues of collection. Receivables older than 90 days totaled $678,000 (of which $595,000 have been reserved for) and $365,000 at December 31, 2003 and 2002, respectively.

Inventories and Supplies
Inventories and supplies are comprised of materials used in the design and development of electric, hybrid electric, and fuel cell drive systems, and other power and ongoing management and control components for production and ongoing development contracts, and is stated at the lower of cost (first-in, first-out) or market.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the sum of expected cash flows from use of the asset is less than its carrying value. Long-lived assets that management commits to sell or abandon are reported at the lower of carrying amount or fair value less cost to sell.

Investment
Investment in joint venture (see Note 1) is accounted for by the equity method.

Fair Value of Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The book value of all other financial instruments are representative of their fair values. The Company's short and long term debt may be substantially less than the carrying value since there is no readily ascertainable market for the debt given the financial position of the Company.

Stock-Based Compensation
SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current implicit value accounting method specified in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation. The Company has elected to use the intrinsic value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Expense

The Company expenses all advertising costs, including direct response advertising, as they are incurred. Advertising expense for the years ended December 31, 2003, 2002, and 2001 was $21,000, $20,000, and $32,000, respectively.

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Loss Per Share

The Company utilizes SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive. The Company's common share equivalents consist of stock options.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit, quality financial institutions. At times, such cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. With respect to accounts receivable, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that the receivable credit risk exposure is limited.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Major Customers
During the year ended December 31, 2003, the Company conducted business with four customers whose sales comprised 18%, 17%, 13%, and 11% of total revenues. As of December 31, 2003, these customers accounted for 5%, 0%, 23%, and 3%, respectively, of total accounts receivable.

During the year ended December 31, 2002, the Company conducted business with two customers whose sales comprised 46% of total revenues. As of December 31, 2002, these customers accounted for 24%, of total accounts receivable.

In addition, one of the Company's stockholders accounted for 1%, 16%, and 13% of total revenues during the years ended December 31, 2003, 2002, and 2001, respectively. This stockholder holds less than 5% of the total issued and outstanding common stock. Demand deposits are placed with known, creditable financial institutions.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Computers	$ 213,000	$ 177,000
Machinery and equipment	715,000	643,000
Furniture and office equipment	192,000	189,000
Demonstration vehicles and buses	297,000	497,000
Equipment under capital lease obligations	94,000	94,000
Leasehold improvements	68,000	68,000
	1,579,000	1,668,000
Less accumulated depreciation and amortization	1,098,000	857,000
Total	**$ 481,000**	**$ 811,000**

Depreciation and amortization expense was $241,000, $134,000, and $205,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

NOTE 4 - INVESTMENT

During the year ended December 31, 2003, the Company formed a joint venture with HHI (see Note 1), whereby the Company invested $1,000,000 of the proceeds received from sale of common stock to HHI into ITC. The Company's share of income and losses is 40% as stated in the agreement. During the year ended December 31, 2003, the Company recorded $40,000 as its proportionate share of losses in the joint venture.

NOTE 4 - INVESTMENT (Continued)

The following is the condensed financial position and results of operations of ITC, as of and for the year ended December 31, 2003:

Financial position	
Current assets	$ 2,413,000
Property and equipment, net	12,000
Liabilities	(27,000)
Equity	**$ 2,398,000**
Operations	
Net revenues	$ 6,000
Expenses	(107,000)
Net loss	**$ (101,000)**
Company's proportionate share of net loss	**$ (40,000)**

NOTE 5 - OTHER ASSETS

During the year ended December 31, 2002, the Company incurred legal costs of $78,000 associated with two patents. These patents have been capitalized and are being amortized over their estimated useful lives..

In June 2001, a strategic relationship with Ford Motor Company was entered into to develop and manufacture a high power, high voltage conversion module for Ford's fuel cell vehicle. Warrants were issued to Ford Motor Company in exchange for Ford's commitment to enter into a five-year agreement. The issuance of the warrants was recorded as a non-current asset (Value Participation Agreement) at its fair market value of $577,000, which was determined using the Black-Scholes option pricing model, and is being amortized on a straight-line basis over the life of the contract.

	2003	2002
Patents	$ 92,000	$ 78,000
Valuation Participation Agreement	577,000	577,000
	669,000	655,000
Less accumulated amortization	265,000	157,000
Total	**$ 404,000**	**$ 498,000**

NOTE 6 - LINE OF CREDIT

The Company has available $250,000 revolving line of credit from a bank with interest payable monthly at 3.25%. The line of credit is secured by $250,000 Certificate of Deposit and it's maturity has been extended until April 2004.

NOTE 7 - NOTES PAYABLE

Notes payable at December 31, 2003 consisted of the following:

	2003	2002
Secured note payable to Credit Managers Association of California, bearing interest at 6% per annum during 2003 and 2002 and at prime plus 3% per annum through maturity. Principal and unpaid interest at due in April 2016. A sinking fund escrow is required to be funded with 10% of future equity financing, as defined in the agreement.	$ 3,332,000	$ 3,332,000
Unsecured note payable, bearing interest at 10% per annum. This note payable is in default.	120,000	120,000
Secured note payable to a financial institution in the original amount of $33,000, bearing interest at 8% per annum, payable in 36 equal monthly installments.	26,000	-
	3,478,000	3,452,000
Less current portion	131,000	120,000
Long-term portion	**$ 3,347,000**	**$ 3,332,000**

NOTE 7 - NOTES PAYABLE (Continued)

Future minimum principal payments of notes payable at December 31, 2003 consisted of the following:

Year Ending December 31,	
2004	$ 131,000
2005	12,000
2006	3,000
2007	-
2008	-
Thereafter	3,332,000
Total	**$ 3,478,000**

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its facilities under an operating lease agreement, which requires monthly payments of $11,000 and expires in February 2008. In addition, the Company rents manufacturing and office equipment under various capital lease agreements.

Future minimum lease payments under these non-cancelable operating and capital lease obligations at December 31, 2003 were as follows:

Year Ending December 31,	Operating Leases	Capital Leases
2004	$ 97,000	$ 23,000
2005	155,000	8,000
2006	166,000	-
2007	168,000	-
2008	28,000	-
	$ 614,000	31,000
Less amount representing interest		3,000
		28,000
Less current portion		23,000
Long-term portion		$ 5,000

Rent expense was $150,000, $206,000, and $210,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES (Continued)

Contingency

Ballard Power Systems cancelled its development and production program for low voltage 30kw electric drive system components that were for use in Ford's Th!nk City vehicle. At December 31, 2002, included in inventories and supplies was approximately $450,000 of materials related to this program. Approximately $300,000 of materials and engineering costs have been incurred by a subcontractor for which the Company may be liable for payment.

In October 2003, Enova and Ballard reached a settlement on all remaining balances due whereas Enova will receive $198,125 cash and title to all inventory, raw materials, tooling and equipment in its possession that is associated with the program. The Company intends to sell this equipment and recover at least the remaining balance of the receivable of approximately $173,000.

NOTE 9 - STOCKHOLDERS' EQUITY

Series A Preferred Stock

Series A preferred stock is currently unregistered and convertible into common stock on a one-to-one basis at the election of the holder or automatically upon the occurrence of certain events including: sale of stock in an underwritten public offering; registration of the underlying conversion stock; or the merger, consolidation, or sale of more than 50% of the Company. Holders of Series A preferred stock have the same voting rights as common stockholders. The stock has a liquidation preference of $0.60 per share plus any accrued and unpaid dividends in the event of voluntary or involuntary liquidation of the Company. Dividends are non-cumulative and payable at the annual rate of $0.036 per share if, when, and as declared by, the Board of Directors. No dividends have been declared on the Series A preferred stock.

Substantially all of the stock notes receivable stem from a Board of Directors plan for the sale of shares of Series A preferred stock in 1993 to certain officers and directors (Participants). In general, the Participants could purchase the preferred stock for a combination of cash, promissory notes payable to the Company, and conversion of debt and deferred compensation due to the Participants. All shares issued under this plan were pledged to the Company as security for the notes. The notes provided for interest at 8% per annum payable annually, with the full principal amount and any unpaid interest due on January 31, 1997. The notes remain outstanding. The likelihood of collecting the interest on these notes is remote; therefore, accrued interest has not been recorded since the fiscal year ended July 31, 1997.

NOTE 9 - STOCKHOLDERS' EQUITY (Continued)

Series B Preferred Stock

Series B preferred stock is currently unregistered and each share is convertible into shares of common stock on a two-for-one basis at the election of the holder or automatically upon the occurrence of certain events including: sale of stock in an underwritten public offering, if the offering results in net proceeds of $10,000,000, and the per share price of common stock is at least $2.00; and the merger, consolidation, or sale of common stock or sale of substantially all of the Company's assets in which gross proceeds received are at least $10,000,000.

The Series B preferred stock has certain liquidation and dividend rights prior and in preference to the rights of the common stock and Series A preferred stock. The stock has a liquidation preference of $2.00 per share together with an amount equal to, generally, $0.14 per share compounded annually at 7% per year from the filing date, less any dividends paid. Dividends on the Series B preferred stock are non-cumulative and payable at the annual rate of $0.14 per share if, when, and as declared by, the Board of Directors. No dividends have been declared on the Series B preferred stock.

Common Stock

The Company settled an outstanding lawsuit in 2001 by agreeing to issue 6,000,000 shares of common stock, with a fair market value on the date of issuance of $900,000. Delays in issuing the stock resulted in the Company issuing an additional 300,000 shares of stock in 2002. The fair market value of these additional shares was $45,000.

Stock Options and Warrants

The 1993 Employee and Consultant Stock Plan expired in 2003 and all outstanding stock options were forfeited.

The Company grants other non-statutory stock options. Under the Director Stock Option Plan, the Company reserved 1,500,000 shares of common stock for non-statutory stock options for non-employee directors. Options under this Plan are fully vested upon the granting of the options and expire ten years from the date of grant unless terminated sooner or upon termination of the optionee's status as a director. Options that expire or are canceled may become available for future grants under the Director Option Plan. No options are outstanding under this Plan.

The 1996 Stock Option Plan reserves 45,000,000 shares for incentive and non-statutory stock options during the period of the Plan, which expires in 2006. Options under the 1996 Plan expire over a period not to exceed ten years.

NOTE 9 - STOCKHOLDERS' EQUITY (Continued)

Stock Options and Warrants (Continued)
The following summarizes common stock option activity:

	1996 Plan		1993 Plan		Other	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, December 31, 2000	20,465,000	$ 0.10 - 0.30	9,654,000	$ 0.10 - 0.60	1,495,000	$ 0.60 - 2.80
Granted	7,472,000	$ 0.11 - 0.18	-	$ -	-	$ -
Exercised	(1,805,000)	$ 0.06 - 0.11	-	$ -	-	$ -
Forfeited	(5,266,000)	$ 0.11 - 0.30	-	$ -	-	$ -
Outstanding, December 31, 2001	20,866,000	$ 0.10 - 0.30	9,654,000	$ 0.10 - 0.60	1,495,000	$ 0.60 - 2.80
Granted	900,000	$ 0.10	-	$ -	-	$ -
Exercised	-	$ -	(35,000)	$ 0.10	-	$ -
Forfeited	(439,000)	$ 0.11 - 0.18	(2,565,000)	$ 0.10	-	$ -
Outstanding, December 31, 2002	21,327,000	$ 0.10 - 0.30	7,054,000	$ 0.10 - 0.60	1,495,000	$ 0.60 - 2.80
Granted	9,998,000	$ 0.05	-	$ -	-	$ -
Exercised	(8,638,000)	$ 0.05 - 0.11	-	$ -	-	$ -
Forfeited	(1,556,000)	$ 0.11 - 0.18	(7,054,000)	$ 0.10 – 0.60	(1,495,000)	$ 0.60 – 2.80
Outstanding, December 31, 2003	**21,131,000**	**$ 0.14**	**-**	**$ -**	**-**	**$ -**
Exercisable, December 31, 2003	**20,898,000**	**$ 0.14**	**-**	**$ -**	**-**	**$ -**

The weighted-average remaining contractual life of the options outstanding at December 31 2003 was 1.8 years. The exercise prices of the options outstanding at December 31, 2003 ranged from $0.05 to $0.30. Options exercisable were 20,898,000, 28,304,228, and 26,293,358 at December 31, 2003, 2002 and 2001.

The Company has adopted only the disclosure provisions of SFAS No. 123. It applies APB Opinion No. 25 and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options issued to outside third parties.

NOTE 9 - STOCKHOLDERS' EQUITY (Continued)

Stock Options and Warrants (Continued)
If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under this plan consistent with the methodology prescribed by SFAS No. 123, the Company's net loss and loss per share would be reduced to the pro forma amounts indicated below for the years ended December 31, 2003, 2002, and 2001:

	2003	2002	2001
Net loss			
As reported	$ (3,186,000)	$ (3,598,000)	$ (3,428,000)
Pro forma	$ (3,501,000)	$ (3,795,000)	$ (4,204,500)
Basic and diluted loss per common share			
As reported	$ (0.01)	$ (0.01)	$ (0.01)
Pro forma	$ (0.01)	$ (0.01)	$ (0.01)

For purposes of computing the pro forma disclosures required by SFAS No. 123, the fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2003, 2002, and 2001: dividend yields of 0%, 0%, and 0%, respectively; expected volatility of 88%, 83%, and 125%, respectively; risk-free interest rates of 4%, 4%, and 5%, respectively; and expected lives of three, five, and five years, respectively. The weighted-average fair value of options granted during the year ended December 31, 2003 for which the exercise price equals the market price on the grant date was $0, and the weighted-average exercise price was $0.051.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which do not have vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The agreement with Ford Motor Company (see Note 4) included issuing warrants to Ford to purchase 4.6% of the fully diluted common stock of Enova Systems over a 66 month period. The number of shares to be acquired will be adjusted from time to time for increases in the Company's fully diluted common stock. The vesting of these warrants is dependent upon Ford meeting specific purchase requirements. Initially, the exercise price of the warrants is equal to the price of the stock on the date of issuance, with the exercise price adjusted when the aggregate number of shares is adjusted.

NOTE 9 - STOCKHOLDERS' EQUITY (Continued)

Stock Options and Warrants (Continued)
The fair value of warrants granted were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, expected volatility of 102%, risk-free interest rate of 4.76% and an expected life of the warrants of 66 months. Warrants issued and vested under this agreement totaled 2,500,000 at an exercise price of $0.29 per share during the year ended December 31, 2001. No warrants were vested under this program during 2002 and 2003.

NOTE 10 - INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of December 31, 2003 and 2002 consisted of the following:

	2003	2002
Deferred tax assets		
Federal tax loss carry-forward	$ 31,286,000	$ 30,513,000
State tax loss carry-forward	712,000	404,000
Basis difference	1,610,000	1,610,000
Other, net	555,000	433,000
	34,163,000	32,960,000
Less valuation allowance	34,163,000	32,960,000
Net deferred tax assets	$ -	$ -

As of December 31, 2003, the Company had net operating loss carry forwards for federal and state income tax purposes of approximately $92,867,000 and $8,589,000, respectively. The net operating loss carry forwards began expiring in 2003.

NOTE 11 - RELATED PARTY TRANSACTIONS

During 2003, the Company purchased approximately $599,000 in components, materials and services from HHI. The outstanding balance owed to HHI at December 31, 2003 was approximately $395,000.

During 2003, the Company paid a total of $33,000 to three of its directors in consulting fees.

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan covering substantially all employees. Eligible employees may elect to contribute a percentage of their annual compensation, as defined, to the plan. The Company may also elect to make discretionary contributions. For the years ended December 31, 2003, 2002, and 2001 the Company did not make any contributions to the plan.

NOTE 13 - GEOGRAPHIC AREA DATA

The Company operates as a single reportable segment and attributes revenues to countries based upon the location of the entity originating the sale. Revenues by geographic area are as follows:

	2003	2002	2001
United States	$ 2,672,000	$ 2,478,000	$ 2,854,000
Italy	213,000	1,040,000	359,000
Korea	297,000	726,000	483,000
Japan	146,000	87,000	-
Malaysia	184,000	65,000	-
Ireland	-	59,000	-
Canada	738,000	-	-
England	60,000	-	84,000
Total	**$ 4,310,000**	**$ 4,455,000**	**$ 3,780,000**

NOTE 14 - EXTRAORDINARY ITEM

During the year ended December 31, 2000, the Company negotiated repayment of long-term trade payables for less than the amounts originally recorded. The gain from these negotiated payments is reflected as an extraordinary item.

In consultation with legal counsel, certain payables were extinguished under a provision of the California Code of Civil Procedure in which the statute of limitations precluded the ability of a creditor to commence an action to recover stale account balances. The Company determined that conditions surrounding the application of the statute of limitations had been met; accordingly, the 2001 and 2000 extraordinary item includes the gain from these extinguishments.

NOTE 15 - SUBSEQUENT EVENT (unaudited)

As of March 20, 2004, the Company has obtained several commitments from investors to purchase approximately 15,000,000 shares of common stock at $0.12 per share for a total cash purchase of approximately $1,800,000.

SUPPLEMENTAL INFORMATION

SLGG SINGER LEWAK GREENBAUM & GOLDSTEIN LLP
Certified Public Accountants and Management Consultants
www.slgg.com Los Angeles Orange County Ontario

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENT SCHEDULE

Board of Directors and Stockholders
Enova Systems, Inc.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule II for the year ended December 31, 2003 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 25,2004

ENOVA SYSTEMS, INC.
VALUATION AND QUALIFYING ACCOUNTS - SCHEDULE II
For the Years Ended December 31,

	Balance, Beginning of Year	Additions Charged to Operations	Deductions from Reserve	Balance, End of Year
Allowance for doubtful accounts				
December 31, 2003	$ -	$ 595,000	$ -	$ 595,000
December 31, 2002	$ -	$ -	$ -	$ -
December 31, 2001	$ -	$ -	$ -	$ -
Reserve for obsolete inventories				
December 31, 2003	$ 80,000	$ -	$ -	$ 80,000
December 31, 2002	$ 80,000	$ -	$ -	$ 80,000
December 31, 2001	$ 80,000	$ -	$ -	$ 80,000

The accompanying notes are an integral part of these financial statements.

Form 10-K/A